Exhibit 99.1

TARGET ZERO

Precision
DRILLING

MARCH 4, 2024

2023 ANNUAL REPORT

For the fiscal year ended
December 31, 2023

PRECISION DRILLING

Throughout this Annual Report, the terms, we, us, our, Corporation, Company, Precision and Precision Drilling mean Precision Drilling Corporation and our subsidiaries and include any partnerships of which we are a part.

Information in the Annual Report is as at March 4, 2024, unless specified otherwise. All amounts are in Canadian dollars unless specified otherwise.

TABLE OF CONTENTS
i	Corporate Information
i	Board of Directors
i	Officers
i	Corporate Offices
ii	2023 Share Trading Summary
1	About Precision
1	Corporate Responsibility
1	Our Vision and Delivering on our 2023 Strategic Priorities
2	Management's Discussion and Analysis
2	Our Strategy
3	Business Segments
6	Strategic Priorities
7	Understanding Our Business Drivers
7	Energy Industry Overview
9	Competitive Operating Model
11	Outlook
12	2023 Results
13	2023 Compared with 2022
14	2022 Compared with 2021
15	Segmented Results
17	Quarterly Financial Results
19	Financial Condition
19	Liquidity
19	Capital Management
20	Sources and Uses of Cash
21	Capital Structure
24	Accounting Policies and Estimates
24	Critical Accounting Estimates and Judgements
25	Risks in Our Business
38	Evaluation of Controls and Procedures
39	Advisories
39	Cautionary Statement About Forward-Looking Information and Statements
40	Financial Measures and Ratios
42	Management’s Report to the Shareholders
43	Reports of Independent Registered Public Accounting Firm
46	Consolidated Financial Statements and Notes
46	Consolidated Statements of Financial Position
47	Consolidated Statements of Net Earnings (Loss)
47	Consolidated Statements of Comprehensive Income (Loss)
48	Consolidated Statements of Cash Flows
49	Consolidated Statements of Changes in Equity
50	Notes to Consolidated Financial Statements
77	Supplemental Information
77	Shareholder Information

CORPORATE INFORMATION

BOARD OF DIRECTORS

Michael R. Culbert Calgary, Alberta, Canada ▪ Audit Committee ▪ Human Resources and Compensation Committee	Susan M. MacKenzie Calgary, Alberta, Canada ▪ Corporate Governance, Nominating and Risk Committee (Chair) ▪ Human Resources and Compensation Committee
William T. Donovan North Palm Beach, Florida, USA ▪ Audit Committee (Chair) ▪ Corporate Governance, Nominating and Risk Committee	Kevin O. Meyers Anchorage, Alaska, USA ▪ Human Resources and Compensation Committee (Chair) ▪ Corporate Governance, Nominating and Risk Committee
Lori A. Lancaster New York, New York, USA ▪ Audit Committee ▪ Corporate Governance, Nominating and Risk Committee	Kevin A. Neveu Houston, Texas, USA ▪ President and Chief Executive Officer
Steven W. Krablin Houston, Texas, USA ▪ Chairman of Board of Directors ▪ Audit Committee ▪ Corporate Governance, Nominating and Risk Committee ▪ Human Resources and Compensation Committee	David W. Williams Spring, Texas, USA ▪ Audit Committee ▪ Human Resources and Compensation Committee

OfficerS

Kevin A. Neveu President and Chief Executive Officer	Shuja U. Goraya Chief Technology Officer
Carey T. Ford Chief Financial Officer	Darren J. Ruhr Chief Administrative Officer
Veronica H. Foley Chief Legal and Compliance Officer	Gene C. Stahl President, North America Drilling

CORPORATE OFFICES

CALGARY HEAD OFFICE Suite 800, 525 – 8th Avenue SW Calgary Alberta, T2P 1G1 Canada Telephone: 403.716.4500 Email: info@precisiondrilling.com www.precisiondrilling.com	HOUSTON OFFICE 10350 Richmond Avenue, Suite 700, Houston, Texas, 77042 USA Telephone: 713.435.6100 Email: info@precisiondrilling.com www.precisiondrilling.com

Corporate Information i

2023 SHARE TRADING SUMMARY

Toronto (TSX-PD)
High: $114.50	Low: $57.16	Close on December 31, 2023: $71.96	Volume Traded: 23,637,894

New York (NYSE-PDS) (US$)
High: $85.50	Low: $42.07	Close on December 31, 2023: $54.29	Volume Traded: 17,875,535

ii Corporate Information

ABOUT PRECISION

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM technologies that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact on our operations.

From our founding as a private drilling contractor in 1951, Precision has grown to become one of the most active drillers in North America. Our High Performance, High Value competitive advantage is underpinned by four distinguishing features:

▪
a high-quality land drilling rig fleet, with AC Super Triple rigs enabled with our AlphaTM technologies and supported by our EverGreenTM suite of environmental solutions to deliver consistent, repeatable, high-quality wellbores while improving safety, performance, operational efficiency and reducing environmental impact
▪
size and scale of our vertically integrated operations that provide higher margins and better service capabilities
▪
a diverse culture focused on operational excellence, which includes corporate responsibility, safety and field performance, and
▪
a capital structure that provides long-term stability, flexibility and liquidity, allowing us to take advantage of business cycle opportunities.

CORPORATE RESPONSIBILITY

Corporate Responsibility is a fundamental element of Precision’s High Performance, High Value strategy and critical to our long-term success. Our foundation was shaped by a commitment to operate with the highest ethical standards, prioritize the health, safety, and diversity of our workforce, and the protection of the environment and the communities where we operate. Our employees, investors and customers reward our commitment to Corporate Responsibility and recognize that it provides us the ability to attract talent, capital, and a premium for our services.

To learn more about Precision’s commitment to Corporate Responsibility, we invite you to review our interactive web page, which serves as the primary platform that highlights the Company’s progress in Environmental, Social and Governance (ESG) efforts, and provides recurring updates on our ESG efforts and performance. The information on our website represents not just a single snapshot of the year, but portrays a frequently updated view of our continuing ESG efforts.

OUR VISION AND DELIVERING ON OUR 2023 STRATEGIC PRIORITIES

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities established at the beginning of each year.

In 2023, Precision focused on three strategic priorities:

▪
Delivering High Performance, High Value service through operational excellence;
▪
Maximizing free cash flow by increasing Adjusted EBITDA(1) margins, revenue efficiency and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions; and
▪
Reducing debt by at least $150 million and allocating 10% to 20% of free cash flow before debt repayments for shareholder returns. We also increased our long-term debt reduction target to $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times by the end of 2025.

(1) See Financial Measures and Ratios on page 40 of this report.

We successfully delivered on each of these priorities in 2023, reported one of our most profitable years in the past decade and exceeded our cash flow expectations. During the year, we not only met our debt reduction and shareholder capital return targets, but also funded two accretive acquisitions. Our High Performance, High Value strategy along with our Super Series rigs, AlphaTM technologies, and EverGreenTM suite of environmental solutions continue to differentiate our services.

In Canada, we increased our drilling utilization days and well servicing rig operating hours over 2022 levels, maintaining our position as the leading Canadian service provider of oilfield services. In the fourth quarter of 2023, we acquired CWC Energy Services Corp. (CWC), which increased our marketed service rig count by 36% year over year and enhanced our North America drilling operations. Internationally, we recertified and reactivated four rigs, exiting 2023 with eight active rigs under five-year term contracts that extend into 2027 and 2028. We also completed integrating our 2022 acquisition of High Arctic Energy Services Inc.'s (High Arctic) assets, which helped contribute to increase our year over year Completion and Productions Services' Adjusted EBITDA by 34%.

We generated cash provided by operations of $501 million, a 111% increase over 2022 due to the higher activity in Canada and improved North America day rates and daily operating margins. We continued to scale our AlphaTM technologies and EverGreenTM suite of environmental solutions across our Super Triple rig fleet, increasing revenue from these offerings year over year. Approximately 75% of our Super Triple fleet is equipped with AlphaTM and the majority of the fleet has at least one EverGreenTM product.

Precision Drilling Corporation 2023 Annual Report 1

With robust cash flow in 2023, we reduced debt by $152 million and increased direct returns to shareholders, allocating 15% of our free cash flow before debt repayments to share repurchases. In 2024, we plan to increase this allocation to 25% to 35% and reduce debt by another $150 million to $200 million. This positions us to achieve our sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by the end of 2025 and meet our long-term debt reduction target of $500 million between 2022 and 2025. In 2026, we plan to reduce debt by another $100 million and move our direct shareholder capital returns towards 50% of free cash flow.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) contains information to help you understand our business and financial performance. Information is as at March 4, 2024, unless otherwise stated. This MD&A focuses on our Consolidated Financial Statements and Notes and includes a discussion of known risks and uncertainties relating to our business and the oilfield services sector.

You should read this MD&A with the accompanying audited Consolidated Financial Statements and Notes, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and with information contained in the Cautionary Statement About Forward-Looking Information and Statements on page 39. In this MD&A, we reference certain Non-Generally Accepted Accounting Principles (Non-GAAP) financial measures and ratios that are not defined terms under IFRS to assess our performance as we believe they provide useful supplemental information to investors. Our Non-GAAP financial measures and ratios are defined on page 40.

The terms we, us, our, Corporation, Company, Precision and Precision Drilling mean Precision Drilling Corporation and our subsidiaries and include any partnerships of which we are a part.

All amounts are in Canadian dollars unless otherwise stated.

OUR STRATEGY

Our High Performance, High Value competitive advantage is underpinned by four distinguishing features:

▪
a high-quality land drilling rig fleet, with AC Super Triple rigs enabled with our AlphaTM technologies and supported by our EverGreenTM suite of environmental solutions to deliver consistent, repeatable, high-quality wellbores while improving safety, performance, operational efficiency and reducing environmental impact;
▪
size and scale of our vertically integrated operations that provide higher margins and better service capabilities;
▪
a diverse culture focused on operational excellence, which includes corporate responsibility, safety and field performance; and
▪
a capital structure that provides long-term stability, flexibility and liquidity, allowing us to take advantage of business cycle opportunities.

2 Management's Discussion and Analysis

BUSINESS SEGMENTS

We have two business segments, Contract Drilling Services and Completion and Production Services, which share business support systems and corporate and administrative services.

Precision Drilling Corporation Contract Drilling Services Drilling Rig Operations Canada U.S. International Directional Drilling Operations Canada Completion and Production Services Canada and U.S. Service Rigs Canada Camps and Catering Equipment Rentals Business Support Systems Sales and Marketing Procurement and Distribution Manufacturing Equipment Maintenance and Certification Engineering Corporate Support Information Systems Health, Safety and Environment Human Resources Finance Legal and Enterprise Risk Management

Precision Drilling Corporation 2023 Annual Report 3

Contract Drilling Services

We provide onshore drilling services to exploration and production companies in the oil and natural gas and geothermal industries, operating in Canada, the U.S., and internationally. In Canada, we are the largest onshore drilling company, marketing approximately 25% of the industry's land rig fleet. In the U.S., our fleet is the fifth largest and accounts for approximately 9% of the country's Super-Spec land drilling rigs. We also have an international presence with operations in the Middle East.

We offer customers access to an extensive fleet of high-efficiency Super Series drilling rigs ideally suited for development drilling. Our rigs are strategically deployed across the most active drilling regions in North America, including all major unconventional oil and natural gas basins.

At December 31, 2023, our Contract Drilling Services segment consisted of 214 land drilling rigs, including 97 in Canada, 104 in the U.S. and 13 in the Middle East.

During the year, our acquisition of CWC added seven Canadian and 11 U.S. drilling rigs to our fleet. In addition, we decommissioned 20 and seven legacy drilling rigs in Canada and the U.S., respectively.

Our Super Series drilling rigs are further enhanced by our AlphaTM technologies and EverGreenTM suite of environmental solutions. Our AlphaTM technologies drive performance by integrating data insights, human ingenuity, automation consistency and smart algorithms, increasing drilling performance and cost efficiencies for our customers. Our EverGreenTM suite of environmental solutions bolsters our commitment to reduce the environmental impact of oilfield operations and offers customers products and applications to measure and reduce their Greenhouse Gas (GHG) emissions during drilling operations. Precision exited the year with 75 AC Super Triple rigs equipped with AlphaTM and the majority equipped with at least one EverGreenTM product.

The below graphs summarize our revenue and utilization days for the last five financial years.

4 Management's Discussion and Analysis

Completion and Production Services

We provide well completion, workover, abandonment, and re-entry preparation services to oil and natural gas exploration and production companies in Canada and the U.S. In addition, we provide equipment rentals and camp and catering services in Canada.

In 2023, through the acquisition of CWC, we added 62 marketable Canadian service rigs to our fleet as well as ancillary equipment, inventories, spares and operating facilities in key basins in complementary geographic regions supported by skilled and experienced personnel and strong customer relationships.

At December 31, 2023, our Completion and Production Services segment consisted of 183 registered well completion and workover service rigs, including 173 in Canada and 10 in the U.S.

The below graphs summarize our revenue and utilization days for the last five financial years.

and Production Revenue $ Millions $200 $150 $100 $50 0 2016 2017 2018 2019 2020 Completion and Production Adjusted EBITDA $ Millions $25 $20 $15 $10 $5 0 -$5 2016 2017 2018 2019 2020 Completion and Production Service Rig Hours Hou0,000 0 2016 2017 2018 2019 2020

Precision Drilling Corporation 2023 Annual Report 5

strategic priorities

Our 2023 strategic priorities focused on delivering High Performance, High Value services, maximizing free cash flow, and continuing to strengthen our financial position with debt repayments. We successfully delivered on each of these priorities in 2023 and our results are summarized in the table below.

2023 Strategic Priorities	2023 Results
Deliver High Performance, High Value service through operational excellence
▪
Increased our Canadian drilling rig utilization days and well servicing rig operating hours over 2022, maintaining our position as the leading provider of high-quality and reliable services in Canada.
▪
Recertified and reactivated a total of four rigs in the Middle East, exiting 2023 with eight active rigs that represent approximately US$475 million in backlog revenue that stretches into 2028.
▪
Acquired CWC, expanding our Canadian well servicing business and drilling fleets in both Canada and the U.S.
▪
Upgraded and added the industry's most advanced AC Super Triple rig to our Canadian fleet, equipped with AlphaTM, EverGreenTM, and rig floor robotics.
▪
Coached over 900 rig-based employees through our New Employee Orientation focused on industry-leading safety and performance training at our world-class facilities in Nisku, Alberta and Houston, Texas.

Maximize free cash flow by increasing Adjusted EBITDA(1) margins, revenue efficiency, and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions
▪
Generated cash provided by operations of $501 million, a 111% increase over 2022.
▪
Increased our daily operating margins(2) by approximately 39% in Canada and 69% in the U.S. year over year.
▪
Grew combined Alpha™ and EverGreenTM revenue by over 10% compared to 2022.
▪
Ended the year with 75 AC Super Triple Alpha™ rigs compared to 70 at the beginning of the year.
▪
Scaled our EverGreenTM suite of environmental solutions, ending the year with approximately 65% of our AC Super Triple rigs equipped with at least one EverGreenTM product, including 13 EverGreenTM Battery Energy Storage Systems (BESS) versus seven a year ago.
▪
Integrated the well servicing assets from our 2022 acquisition of High Arctic, which helped increase our Completion and Production Services’ Adjusted EBITDA(1) 34% in 2023.

Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times by the end of 2025

▪
Reduced debt by $152 million and ended the year with more than $600 million of available liquidity(3).
▪
Returned $30 million of capital to shareholders through share repurchases.
▪
Renewed our Normal Course Issuer Bid (NCIB), allowing purchases of up to 10% of the public float.
▪
Ended the year with a Net Debt to Adjusted EBITDA ratio(1) of approximately 1.4 times and remain committed to reaching a sustained Net Debt to Adjust EBITDA ratio of below 1.0 times by the end of 2025.

Notes:

(1) See Financial Measures and Ratios on page 40 of this report.

(2) Revenue per utilization day less operating costs per utilization day.

(3) Available liquidity is defined as cash plus unused credit facility capacity.

We have established the following strategic priorities for 2024:

2024 Strategic Priorities
▪
Concentrate organizational efforts on leveraging our scale and generating free cash flow.
▪
Reduce debt by $150 million to $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by the end of 2025. Increase long-term debt reduction target to $600 million between 2022 and 2026 and continue to move direct shareholder capital returns towards 50% of free cash flow.
▪
Continue to deliver operational excellence in drilling and service rig operations to strengthen our competitive position and extend market penetration of our AlphaTM and EverGreenTM products.

6 Management's Discussion and Analysis

UNDERSTANDING OUR BUSINESS DRIVERS

ENERGY INDUSTRY OVERVIEW

Precision operates in the energy services business. Our primary customers are oil and natural gas exploration and production companies, who contract our services as part of their exploration and development activities. The economics of their businesses are dictated by the current and expected future margin between their finding and development costs and the eventual market price for the commodities they produce: crude oil, natural gas, and Natural Gas Liquids (NGLs).

Commodity Prices

Our customers’ capital expenditures for exploration and development are largely dependent on current and expected future prices of crude oil and natural gas. Crude oil is generally priced in a global market which is influenced by an array of economic and political factors. Natural gas is priced more regionally and, in North America, largely depends on the weather. Colder winter temperatures, and to a lesser extent, warmer summer temperatures, result in greater natural gas demand. Both commodities have historically been, and we expect them to continue to be cyclical and highly volatile.

Historically, there has been a strong correlation between crude oil and natural gas prices and the demand for drilling rigs with the rig count increasing and decreasing with movements in commodity prices. However, beginning in 2021, rig activity has not moved in tandem with crude oil prices to the same extent it has historically, as a large portion of our customers instituted and adhered to a more disciplined approach to their operations and capital spending in order to enhance their own financial returns.

Average Oil and Natural Gas Prices

	2023	2022	2021
Oil
West Texas Intermediate (per barrel) (US$)	77.62	94.23	67.91
Western Canadian Select (per barrel) (US$)	58.96	78.15	54.84

Natural gas
U.S.
Henry Hub (per MMBtu) (US$)	2.67	6.51	3.72
Canada
AECO (per MMBtu) (Cdn$)	2.64	5.43	3.64
Source: WTI and Henry; Hub Energy Information Administration, AECO; Gas Alberta Inc.

Drilling Activity

According to Baker Hughes, the Canadian average active rig count in 2023 was nearly flat year over year, while the U.S. average active land drilling rig count declined slightly. In Canada, the Canadian Association of Energy Contractors (CAOEC) reported approximately 5,700 wells were drilled in 2023, compared with 5,500 in 2022 and 4,600 in 2021. For the U.S., Enverus reported approximately 15,600 wells were started onshore in the U.S., compared with approximately 17,600 in 2022 and 14,400 in 2021. Drilling activity began to weaken in early 2023 due to lower natural gas prices and oil price volatility and was exacerbated by drilling and completion efficiencies, consolidation among producers, and continued capital discipline. The bias towards oil-directed drilling in the U.S. continues with approximately 80% of the active industry rig count drilling for oil targets during 2023.

In Canada, drilling activity was supported by strong fundamentals as additional takeaway capacity for oil and natural gas becomes available in 2024. Approximately 60% of the industry’s active rigs were drilling for oil targets in 2023 as producers remained active in the traditional heavy oil regions of Canada, such as the oil sands and the Clearwater. The start-up of the Trans Mountain oil pipeline expansion is expected in the first half of 2024, improving pricing for producers and encouraging additional drilling. Natural gas drilling occurs in the deeper basins of northwestern Alberta and northeastern British Columbia, supporting the production of NGLs required for oil sands development. Natural gas drilling in Canada continues to gain momentum as producers develop drilling programs to support LNG Canada, which is expected to begin start-up operations in 2024.

The following graphs shows oil and natural gas drilling activity since 2019, in both the U.S. and Canada. The Canadian drilling rig activity graph also shows the seasonality of the Canadian drilling activity which fluctuates with spring breakup, a market dynamic that generally is not present in the U.S.

Precision Drilling Corporation 2023 Annual Report 7

Competition and Competitive Strategy

The land drilling industry is highly competitive with technology increasingly differentiating the market, as customers have transitioned away from vertical wells to more complex directional and horizontal drilling programs. These wells require higher capacity rigs, which typically include AC power, digital control systems, integrated top drives, pad walking systems, highly mechanized pipe handling, and high capacity mud pumps. These rigs have recently been referred to as Super Specification (Super-Spec). Consequently, the rig market has been shedding older, low-technology rigs in favour of Super-Spec rigs as they are more powerful, efficient, and better suited for horizontal wells and resource development programs. Increasingly, digital technologies and rig-based software are becoming enablers of efficiency, and as a result, are in demand from our customers.

In the U.S., the top five land drillers own approximately 85% of the rigs referred to as Super-Spec, while in Canada, the top four land drillers own virtually all of these rigs.

In the early 1990s Precision designed and branded its Super Single rigs that are ideally suited for long-term conventional heavy oil development in the oil sands and other heavy oil plays. In 2010, Precision introduced and branded its Super Triple rigs, which are well suited for large pad horizontal drilling. Our Super Series fleet meets or exceeds the industry term Super-Spec that was recently adopted and as of December 31, 2023, our fleet of 214 rigs included 48 Super Single rigs and 101 AC Super Triple rigs.

8 Management's Discussion and Analysis

Drilling Contracts

We market our drilling rigs mainly on a regional basis through sales and marketing personnel. Our drilling contracts provide for payment on a daywork basis, pursuant to which we provide the drilling rig and crew to the customer. The customer provides the drilling program and is responsible for managing the downhole operation. Our compensation is based on a contracted rate per day (day rate) during the period the drilling rig is utilized. Generally, we do not bear any of the costs arising from downhole risks or loss of oil and natural gas reserves.

Products and services provided by our Alpha™ technologies and EverGreen™ suite of environmental solutions earn revenue that is incremental to the contracted day rate.

Seasonality

Drilling and well servicing activity is affected by seasonal weather patterns and ground conditions. In Canada and the northern U.S., wet weather and the spring thaw make the ground unstable resulting in road restrictions that may limit the movement of heavy oilfield equipment and reduce the level of drilling and well servicing activity primarily during the second quarter of the year. In Canada, some drilling sites can only be accessed in the winter once the terrain is frozen, which usually begins late in the fourth quarter. Our business activity depends, in part, on the severity and duration of the winter drilling season.

COMPETITIVE OPERATING MODEL

Providing High Performance, High Value services to our customers represents the core of our competitive strategy. Our competitive advantages include:

▪
High Performance standardized rig fleet that is strategically deployed across the most active drilling regions in North America,
▪
Alpha™ technologies that increase drilling performance and reduce costs,
▪
EverGreen™ suite of environmental solutions which includes industry-leading alternative rig energy sources and fuel monitoring to reduce emissions and costs,
▪
systems and scale to deliver highly disciplined, consistent, reliable, and safe operations,
▪
experienced, High Performance crews as we focus on training, development and retaining key leaders, and
▪
culture of teamwork, safety, integrity and desire to be the top tier service provider.

Employees

Our people strategies focus on initiatives that provide a safe and productive work environment, opportunity for advancement, and added wage security. In 2023, we had an average of approximately 5,000 employees, with a high of 5,560.

The market for experienced personnel in the oilfield services industry can be competitive due to the cyclical nature of the work, the uncertainty of continuing employment, and generally higher employment rates during periods of high oil and natural gas prices and drilling activities. We strive to position ourselves for increased activity while maintaining performance excellence through our safety performance and reputation. These factors help us attract and retain experienced, well-trained employees when the industry experiences crew shortages during peak operating periods.

Employee Safety and Training

Employee safety is embedded in all that we do at Precision, from job planning and change management to the critical task assessments and safety observations our employees perform every day. We deliver High Performance, High Value service to our customers without compromising the health and safety of our employees or those in the communities where we work.

Precision’s commitment to providing industry-leading comprehensive training and development to our employees can be seen through the extensive instructor-led and virtual courses, as well as face-to-face coaching. In 2023, over 63,600 employee training hours were focused on Precision’s culture, rig roles and responsibilities, well control, tools, and equipment, HSE standards, leadership and communication at one of our world-class training facilities, located in Nisku, Alberta and Houston, Texas. Additionally, in 2023, we continued our focus on rig-site training with over 18,000 employee training hours during more than 370 rig visits.

A specific focus on new employee development is driven through our Short-Service Employee (SSE) program, which is catered to rig-based employees with low levels of experience to ensure they are well-positioned for long-term success at Precision. During the first six months with Precision, these employees are paired with a mentor and put through various tasks under supervision to ensure they adapt to our culture, develop a safety-first mentality, and enable them to perform their duties to the best of their ability. In 2023, we dedicated over 15,000 SSE-specific training hours to approximately 990 employees who were new to the industry.

Technology and Innovation

In 2023, we upgraded and added the industry's most advanced AC Super Triple rig to our Canadian fleet, which is not only equipped with AlphaTM and EverGreenTM technologies but also includes rig floor robotics. The incorporation of a modular fully automated pipe handling system represents a pioneering achievement in the industry, positioning this land drilling rig at the forefront of technological advancement. By collaborating with AlphaAutomationTM, our rig floor robotics provides a comprehensive and seamless automation solution, optimizing operational efficiency and increasing safety standards.

Precision Drilling Corporation 2023 Annual Report 9

Diversity, Equity and Inclusion

Delivering strong operational and financial results in today’s environment requires the expertise and positive contributions of every Precision employee. We are committed to developing a diverse range of thoughts, experiences, and points of view to complement our strategy and decision-making processes. Precision is an inclusive workplace that strives to be free of discrimination, harassment, workplace violence, and retaliation. Our diversity, equity and inclusion policy prohibits discrimination of any kind and promotes diversity and inclusivity among our employees, management, and Board of Directors (Board).

Each year our employees are required to complete our Diversity, Equity, and Inclusion, and Discrimination and Harassment courses. In 2023, approximately 5,800 employees globally completed these courses.

Talent Management

As an industry leader, we are committed to recruiting and retaining high-performing, Passionate People at every level of our Company. Precision has developed a strong recruitment marketing strategy both in the field and for our corporate support roles. We ensure the value proposition we provide in the ways of pay and benefits remains competitive and engages our employees. We have implemented systems and processes that help us execute our talent management strategy to maintain a well-trained, highly competent and capable talent pool, both in the field and corporate positions with a broad range of business experience throughout market cycles. Our Talent Management and Field Training & Development departments have been successful implementing new and inventive technology platforms and internal learning systems to provide learning and development opportunities, leveraging our in-house technical expertise while maintaining the necessary in-person interactions to develop appropriate levels of understanding and strong professional networks.

10 Management's Discussion and Analysis

OUTLOOK

Contracts

Term customer contracts provide a base level of activity and revenue. In 2023, we had an average of 62 drilling rigs working under term contracts: 34 in the U.S., 22 in Canada and 6 internationally. Utilization days from these contracts was approximately 50% of our total contract drilling utilization days for the year. As at March 4, 2024, we had term contracts in place for an average of 44 rigs: 14 in the U.S., 22 in Canada and 8 internationally for 2024. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per rig year. In Canada, term contracted rigs normally generate 250 utilization days per rig year because of the seasonal nature of wellsite access.

Pricing, Demand and Utilization

Energy industry fundamentals continue to support drilling activity for oil and natural gas despite economic uncertainty and the continued presence of global conflict. Today, oil prices are supported by increasing global demand and limited supply growth as OPEC+ continues to honor its lower production quotas and producers remain committed to returning capital to shareholders versus increasing production.

Natural gas has demonstrated price weaknesses since early 2023; however, this lower-carbon energy source is becoming increasingly favored as countries around the world stress the importance of sustainability, decarbonization and energy security. Even with the U.S. pausing approvals of new U.S. Liquefied Natural Gas (LNG) export terminals, we still expect North American LNG export capacity (including LNG Canada) to increase by more than 14 bcf/d over the next three years from projects currently under construction. We therefore anticipate a sustained period of elevated North America natural gas drilling activity.

In Canada, Precision’s drilling activity remained strong throughout 2023 and we expect high activity levels to continue into 2024 due to strong oil prices, tight supply of Super-Spec drilling rigs, and increases in hydrocarbon export capacity. The Trans Mountain oil pipeline expansion, which is expected to increase Canada’s tidewater takeaway capacity for crude oil by approximately 590,000 barrels per day, is expected to start-up in the first half of 2024. The Coastal GasLink pipeline achieved mechanical completion in late 2023 and will deliver gas to LNG Canada, which is expected to begin start-up activities in 2024. We expect near full utilization in the Canadian Super-Spec rig market in 2024, which should support high average day rates and demand for additional term contracts as customers secure rigs to ensure fulfillment of their development programs.

In the U.S., drilling activity began to weaken in early 2023 due to lower natural gas prices and oil price volatility and was exacerbated by drilling and completion efficiencies, consolidation among producers, and continued capital discipline. As a result, the U.S. active land rig count declined by approximately 21% throughout 2023, according to Baker Hughes. If oil prices remain stable and around today’s level, we expect drilling demand to begin to improve in the second quarter and gain momentum through the remainder of 2024 as customers embark on a new budget cycle, seek to maintain or possibly increase production levels, and replenish reserve inventories.

Internationally, as at March 4, 2024, we had eight rigs working on term contracts, five in Kuwait and three in the Kingdom of Saudi Arabia. During 2023, we recertified and reactivated four rigs, which is expected to increase our annual activity by approximately 40% in 2024. The majority of these rigs are under five-year term contracts that extend into 2027 and 2028, providing predictable cash flow for the next several years. We continue to bid our remaining idle rigs within the region and remain optimistic in our ability to secure rig reactivations.

High Performance Rig Fleet

The industry trend toward more complex drilling programs has accelerated the retirement of older generation, less capable drilling rigs. Over the past several years, we and some of our competitors have been upgrading our drilling rig fleets primarily through upgrading existing rigs and decommissioning lower capacity rigs. In more recent years, drilling rigs have been equipped with automation systems and emission reduction technologies to further drive time and cost efficiencies and environmental performance in the well construction process. We believe this retooling of the industry-wide fleet has made legacy rigs virtually obsolete in North America.

Capital Spending and Free Cash Flow Allocation

Capital spending in 2024 is expected to be $195 million and by spend category(1) includes $155 million for maintenance, infrastructure, and intangibles and $40 million for expansion and upgrades. We expect to spend $177 million in the Contract Drilling Services segment, $13 million in the Completion and Production Services segment and $5 million in the Corporate segment. At December 31, 2023, Precision had capital commitments of $175 million with payments expected through 2026.

We remain committed to our debt reduction plans and in 2024 expect to reduce debt by $150 million to $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by the end of 2025. In 2026, we plan to reduce debt another $100 million and move our direct shareholder capital returns towards 50% of free cash flow.

(1) See Financial Measures and Ratios on page 40 of this report.

Precision Drilling Corporation 2023 Annual Report 11

2023 RESULTS

Financial Highlights

Year ended December 31 (in thousands of dollars, except where noted)	2023	% increase/ (decrease)	2022	% increase/ (decrease)	2021	% increase/ (decrease)
Revenue	1,937,854	19.8	1,617,194	63.9	986,847	5.5
Adjusted EBITDA(1)	611,118	96.1	311,605	61.6	192,772	(26.8)
Adjusted EBITDA % of revenue(1)	31.5%		19.3%		19.5%
Net earnings (loss)	289,244	(943.4)	(34,293)	(80.7)	(177,386)	47.7
Cash provided by operations	500,571	111.1	237,104	70.3	139,225	(38.4)
Funds provided by operations(1)	533,409	88.5	282,994	85.9	152,243	(10.8)

Cash used in investing activities	214,784	48.7	144,415	155.1	56,613	39.7
Capital spending by spend category(1)
Expansion and upgrade	63,898	0.9	63,305	233.1	19,006	(29.2)
Maintenance, infrastructure and intangibles	162,851	34.6	120,945	112.4	56,935	64.2
Proceeds on sale of property, plant and equipment	(23,841)	(35.9)	(37,198)	184.3	(13,086)	(38.0)
Net capital spending(1)	202,908	38.0	147,052	134.0	62,855	55.2

Net earnings (loss) per share ($)
Basic	21.03	(931.2)	(2.53)	(81.0)	(13.32)	52.1
Diluted	19.53	(871.9)	(2.53)	(81.0)	(13.32)	52.1

(1) See Financial Measures and Ratios on page 40 of this report.

Operating Highlights

Year ended December 31	2023	% increase/ (decrease)	2022	% increase/ (decrease)	2021	% increase/ (decrease)
Contract drilling rig fleet	214	(4.9)	225	(0.9)	227	—
Drilling rig utilization days
U.S.	17,961	(11.9)	20,396	40.7	14,494	20.0
Canada	21,156	3.1	20,519	30.0	15,782	46.2
International	2,132	(2.6)	2,190	—	2,190	(13.3)
Revenue per utilization day
U.S. (US$)	35,040	28.3	27,309	28.7	21,213	(19.0)
Canada (Cdn$)	33,151	22.6	27,037	28.1	21,105	(2.3)
International (US$)	50,840	(0.8)	51,242	(3.0)	52,837	(3.6)
Operating cost per utilization day
U.S. (US$)	20,401	9.5	18,635	23.8	15,048	2.6
Canada (Cdn$)	19,225	13.0	17,007	23.8	13,734	1.4

Service rig fleet	183	35.6	135	9.8	123	—
Service rig operating hours	201,627	18.4	170,362	34.3	126,840	54.8

Financial Position and Ratios

(in thousands of dollars, except ratios)	December 31, 2023	December 31, 2022	December 31, 2021
Working capital(1)	145,239	60,641	81,637
Working capital ratio(1)	1.4	1.1	1.3
Long-term debt(2)	914,830	1,085,970	1,106,794
Total long-term financial liabilities(3)	1,004,216	1,206,619	1,185,858
Total assets	3,019,035	2,876,123	2,661,752
Enterprise Value(1)(4)	1,892,305	2,470,538	1,660,781
Long-term debt to long-term debt plus equity	0.4	0.5	0.5
Long-term debt to cash provided by operations(1)	1.8	4.6	7.9
Net Debt to Adjusted EBITDA(1)	1.4	3.4	5.5

(1) See Financial Measures and Ratios on page 40 of this report.

(2) Net of unamortized debt issue costs.

(3) Non-current liabilities less deferred tax liabilities.

(4) See page 23 for more information.

12 Management's Discussion and Analysis

Consolidated Statements of Net Earnings (Loss) Summary

Year ended December 31 (in thousands of dollars)	2023	2022	2021
Revenue
Contract Drilling Services	1,704,265	1,436,134	877,943
Completion and Production Services	240,716	187,171	113,488
Inter-segment elimination	(7,127)	(6,111)	(4,584)
	1,937,854	1,617,194	986,847
Adjusted EBITDA(1)
Contract Drilling Services	630,761	397,753	231,532
Completion and Production Services	51,224	38,147	23,807
Corporate and Other	(70,867)	(124,295)	(62,567)
	611,118	311,605	192,772
Depreciation and amortization	297,557	279,035	282,326
Gain on asset disposals	(24,469)	(29,926)	(8,516)
Loss on asset decommissioning	9,592	—	—
Foreign exchange	(1,667)	1,278	393
Finance charges	83,414	87,813	91,431
Loss (gain) on investments and other assets	6,810	(12,452)	400
Gain on acquisition	(25,761)	—	—
Loss (gain) on redemption and repurchase of unsecured senior notes	(137)	—	9,520
Earnings (loss) before income tax	265,779	(14,143)	(182,782)
Income taxes	(23,465)	20,150	(5,396)
Net earnings (loss)	289,244	(34,293)	(177,386)

(1) See Financial Measures and Ratios on page 40 of this report.

Results by Geographic Segment

Year ended December 31 (in thousands of dollars)	2023	2022	2021
Revenue
U.S.	861,915	745,630	398,024
Canada	929,639	725,560	443,772
International	146,300	146,004	145,051
	1,937,854	1,617,194	986,847
Total assets
U.S.	1,226,256	1,376,413	1,247,173
Canada	1,246,069	1,056,093	959,163
International	546,710	443,617	455,416
	3,019,035	2,876,123	2,661,752

2023 COMPARED WITH 2022

In the U.S., West Texas Intermediate (WTI) oil prices averaged US$77.62 per barrel and Henry Hub natural gas prices averaged US$2.67 per MMBtu, representing an decreases of 18% and 59% from 2022, respectively. In Canada, Western Canadian Select (WCS) and AECO natural gas prices averaged US$58.96 and $2.64 in 2023, respectively. Average WCS pricing was 25% lower than 2022 while AECO decreased by 51%.

As compared with 2022, our revenue increased by 20% to $1,938 million. Our higher revenue was primarily the result of increased North American drilling revenue per utilization day rates and increased service rig activity and revenue rates, partially offset by lower U.S. drilling activity. We recognized Adjusted EBITDA in 2023 of $611 million, 96% higher than 2022. Our higher Adjusted EBITDA in 2023 was primarily due to increased drilling and well service revenue rates, stronger Canadian drilling and well service activity and lower share-based compensation, partially offset by lower U.S. drilling activity. As compared with 2022, our U.S. drilling activity decreased 12%, Canadian activity increased 3% and international activity decreased 3%. Our service rig operating hours increased 18% compared with 2022. Net earnings in 2023 were $289 million, or $21.03 per share, compared with a net loss of $34 million, or $2.53 per share, in 2022.

Debt Repayments and Shareholder Returns

In 2023, we reduced debt by $152 million through the full repayment of our Senior Credit Facility of $60 million, $100 million of repurchases and redemptions of our 2026 unsecured senior notes and $2 million of repayments of our Real Estate Credit Facilities, partially offset by the assumption of the $10 million CWC Real Estate Credit Facility. Pursuant to our NCIB, we repurchased and cancelled 412,623 common shares for $30 million.

In addition, we assumed a $51 million syndicated loan in connection with our CWC acquisition that was fully repaid and cancelled upon closing.

CWC Acquisition

We acquired CWC for cash of $14 million and the issuance of 947,807 common shares for total consideration of $89 million plus the assumption of $61 million of CWC long-term debt. The acquisition further increased the size and scale of our Canadian well

Precision Drilling Corporation 2023 Annual Report 13

servicing operations, adding 62 marketable well service rigs to our service rig fleet along with ancillary and spare equipment and operating facilities in complimentary operating basins. The acquisition also added seven Canadian and 11 U.S. drilling rigs to our drilling fleet. We recognized a gain on acquisition of $26 million.

Finance Charges

Finance charges were $83 million as compared with $88 million in 2022. Our decreased finance charges in 2023 were the result of our lower debt balance, partially offset by the impact of higher variable interest rates and higher translated U.S. dollar-denominated interest charges due to the weakening of the Canadian dollar.

Capital Spending and Long-Lived Assets

Capital expenditures for the purchase of property, plant and equipment were $227 million, an increase of $42 million from 2022. Capital spending by spend category included $64 million for expansion and upgrades and $163 million for the maintenance of existing assets, infrastructure and intangibles. Capital expenditures were $12 million higher than guidance due to the timing of equipment deliveries.

We decommissioned 20 and seven legacy drilling rigs in Canada and the U.S., respectively, recognizing an asset decommissioning charge of $10 million.

Through the completion of normal course business operations, we sold non-core assets for proceeds of $24 million resulting in a gain on asset disposal of $24 million. Included in the gain on asset disposal was a $7 million gain from the non-cash swap of drill pipe.

In accordance with IFRS, we review the carrying value of our long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2023, we reviewed each of our cash-generating units (CGUs) and did not identify indications of impairment and, therefore, did not test our CGUs for impairment.

Investments and Other Assets

During 2023, we exercised 2 million warrants for $1 million in exchange for 2 million common shares of Cathedral Energy Services Ltd. (Cathedral). We subsequently divested 11 million Cathedral common shares for net proceeds of $10 million. In addition, we completed a $5 million equity investment in CleanDesign Income Corp. (CleanDesign). CleanDesign is a key supplier of Precision’s EverGreenTM BESS and this investment provides access to key BESS and power management technologies.

Income Taxes

In 2023, we recognized an income tax recovery of $23 million as compared with an income tax expense of $20 million in 2022. During the fourth quarter of 2023, we recorded a deferred income tax asset of $73 million for the expected future use of certain Canadian operating losses. We continue to not recognize deferred income tax assets for certain international locations.

2022 COMPARED WITH 2021

2022 was highlighted by increasing industry activity, supported by strengthening commodity prices, as global oil and natural gas demand approached pre-pandemic levels and customers sought to replenish depleted well inventories. In the U.S., the WTI oil price averaged US$94.23 per barrel and Henry Hub natural gas prices averaged US$6.51 per MMBtu, representing an increase of 39% and 75% from 2021, respectively. In Canada, the WCS oil price and AECO natural gas prices averaged US$78.15 and $5.43 in 2022, respectively. Average WCS pricing was 43% higher than 2021 while AECO increased by 49%.

As compared with 2021, our revenue increased by 64% to $1,617 million. Our higher revenue in the year was primarily the result of higher North American activity and revenue per utilization day. We recognized Adjusted EBITDA in 2022 of $312 million, 62% higher than in 2021. Our higher Adjusted EBITDA in 2022 was primarily due to increased activity and day rates, partially offset by higher share-based compensation. As compared with 2021, U.S. drilling activity increased 41%, Canadian activity increased 30% and international activity remained consistent. In addition, service rig operating hours increased 34% compared with the prior year. Our net loss in 2022 was $34 million, or $2.53 per diluted share, compared with a net loss of $177 million, or $13.32 per diluted share, in 2021.

Debt Repayments and Shareholder Returns

During 2022, we reduced debt by $106 million through repayments on our Senior Credit and Real Estate Credit Facilities. Pursuant to our NCIB, we repurchased and cancelled 130,395 common shares for $10 million.

Finance Charges

Finance charges were $88 million, a decrease of $4 million from 2021 due to lower debt issue costs, partially offset by the impact of higher variable interest rates on our Senior Credit and Real Estate Credit Facilities. In 2021, we accelerated the amortization of issue costs associated with fully redeemed unsecured senior notes.

14 Management's Discussion and Analysis

Capital Spending and Long-Lived Assets

Capital expenditures for the purchase of property, plant and equipment were $184 million in 2022, an increase of $108 million from 2021. Capital spending by spend category included $63 million for expansion and upgrades and $121 million for the maintenance of existing assets and infrastructure.

During 2022, we acquired the well servicing business and associated rental assets of High Arctic for consideration of $38 million. On the date of acquisition, we made a $10 million cash payment with the remaining balance of $28 million paid in 2023. The acquisition increased the size and scale of our operations within the Canadian well servicing industry, adding well-service rigs to our fleet along with related rental assets, ancillary support equipment, inventories, spares and operating facilities in key operating basins.

Under IFRS, we review the carrying value of our long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2022, we reviewed each of our cash-generating units and did not identify indications of impairment and, therefore, did not test our CGUs for impairment.

Through the completion of normal course business operations, we sold non-core assets for proceeds of $37 million resulting in a gain on asset disposal of $30 million.

Income Taxes

In 2022, we recognized an income tax expense of $20 million as compared with an income tax recovery of $5 million in 2021. In 2022, we continued to not recognize the benefit of Canadian and certain international deferred tax assets resulting in a higher income tax expense as compared with 2021.

SEGMENTED RESULTS

Contract Drilling Services

Financial Results

Year ended December 31 (in thousands of dollars, except where noted)	2023	% of revenue	2022	% of revenue	2021	% of revenue
Revenue	1,704,265		1,436,134		877,943
Expenses
Operating	1,030,053	60.4	988,885	68.9	618,327	70.4
General and administrative	43,451	2.5	49,496	3.4	28,084	3.2
Adjusted EBITDA(1)	630,761	37.0	397,753	27.7	231,532	26.4

(1) See Financial Measures and Ratios on page 40 of this report.

Operating Statistics

Year ended December 31	2023	% increase/ (decrease)	2022	% increase/ (decrease)	2021	% increase/ (decrease)
Number of drilling rigs (year-end)	214	(4.9)	225	(0.9)	227	—
Drilling utilization days (operating and moving)
U.S.	17,961	(11.9)	20,396	40.7	14,494	20.0
Canada	21,156	3.1	20,519	30.0	15,782	46.2
International	2,132	(2.6)	2,190	—	2,190	(13.3)
Drilling revenue per utilization day
U.S.	35,040	28.3	27,309	28.7	21,213	(19.0)
Canada	33,151	22.6	27,037	28.1	21,105	(2.3)
International	50,840	(0.8)	51,242	(3.0)	52,837	(3.6)

2023 Compared with 2022

Revenue from Contract Drilling Services was $1,704 million, 19% higher than 2022 due to higher North America revenue per utilization day rates, increased Canadian drilling activity, partially offset by lower U.S. and international activity. As compared to 2022, our drilling rig utilization days increased 3% in Canada while U.S. and international decreased by 12% and 3%, respectively.

Operating expenses in 2023 were 60% of revenue, 9% lower than the prior year, representing our revenue efficiency as our strengthening North American revenue per utilization day outpaced operating cost increases. On a per utilization day basis, in the U.S., operating costs were 10% higher than 2022 primarily due to higher rig operating expenses and repairs and maintenance and the impact of fixed operating overheads spread over fewer utilization days. Operating costs on a per day basis in our Canadian drilling rig division were 13% higher than in 2022, primarily due to higher rig operating expenses and repairs and maintenance. In both the U.S. and Canada, higher rig operating expenses primarily related to increased wages.

General and administrative expenses for 2023 decreased by 12% due to lower share-based compensation resulting from our lower share price. We recognized share-based compensation of $4 million as compared with $13 million in 2022.

Precision Drilling Corporation 2023 Annual Report 15

Our Adjusted EBITDA was $631 million as compared with $398 million in 2022. The increase was primarily due to the impact of stronger North America revenue per utilization day, higher Canadian drilling activity and lower share-based compensation, partially offset by decreased U.S. drilling activity.

U.S. Drilling

Revenue from U.S. drilling was US$629 million, 13% higher than 2022. Drilling rig activity, as measured by utilization days, was down 12% while average revenue per utilization day increased 28% compared with 2022. Adjusted EBITDA was US$242 million, 53% higher than 2022 and was the result of higher revenue per utilization day, partially offset by lower drilling and turnkey activity.

Our higher U.S. drilling revenue per utilization days was primarily due to higher average day rates spurred by the tightening of available Super-Spec rigs and revenue from idle but contracted rigs, partially offset by lower turnkey revenue. In 2023, we recognized turnkey revenue of US$7 million which accounted for 1% of our U.S. drilling revenue as compared with US$25 million and 4% in 2022, respectively. During the year, we recognized US$18 million of revenue from idle but contracted rigs as compared with $2 million in 2022.

Drilling Statistics – U.S.

We ended the year with a U.S. rig count of 104. We averaged 49 rigs working in 2023, 13% lower than 2022 due to lower industry activity. The average number of active land rigs for the industry was 670 as compared with 699 rigs in 2022.

	2023		2022		2021
	Precision	Industry (1)	Precision	Industry (1)	Precision	Industry (1)
Average number of active land rigs for quarters ended:
March 31	60	744	51	603	33	378
June 30	51	700	55	687	39	437
September 30	41	631	57	746	41	485
December 31	45	603	60	761	45	545
Annual average	49	670	56	699	40	461

(1) Source: Baker Hughes.

Canadian Drilling

Revenue from Canadian drilling was $701 million, 26% higher than 2022. Drilling rig activity, as measured by utilization days, was up by 3% while average revenue per utilization day increased 23% as compared with 2022.

Adjusted EBITDA was $279 million, 45% higher than 2022 and was the result of higher drilling activity and day rates.

Drilling Statistics – Canada

We ended the year with a Canadian rig count of 97. Our average active rig count increased to 58 rigs in 2023, up from 56 rigs in 2022, and was consistent with increased industry activity as the average active land rigs increased from 176 to 177.

	2023		2022		2021
	Precision	Industry (1)	Precision	Industry (1)	Precision	Industry (1)
Average number of active land rigs for quarters ended:
March 31	69	221	63	205	42	145
June 30	42	117	37	113	27	72
September 30	57	188	59	199	51	151
December 31	64	181	66	187	52	160
Annual average	58	177	56	176	43	132

(1) Source: Baker Hughes.

COMPLETION AND PRODUCTION SERVICES

Financial Results

Year ended December 31 (in thousands of dollars, except where noted)	2023	% of revenue	2022	% of revenue	2021	% of revenue
Revenue	240,716		187,171		113,488
Expenses
Operating	181,622	75.5	141,827	75.8	84,401	74.4
General and administrative	7,870	3.3	7,197	3.8	5,280	4.7
Adjusted EBITDA(1)	51,224	21.3	38,147	20.4	23,807	21.0

(1) See Financial Measures and Ratios on page 40 of this report.

16 Management's Discussion and Analysis

Operating Statistics

Year ended December 31	2023	% increase/ (decrease)	2022	% increase/ (decrease)	2021	% increase/ (decrease)
Number of service rigs (end of year)	183	35.6	135	9.8	123	—
Service rig operating hours	201,627	18.4	170,362	34.3	126,840	54.8

2023 Compared with 2022

Revenue from Completion and Production Services was $241 million, 29% higher than 2022, resulting from increased well service activity and stronger hourly service rates. Our current year service rig operating hours rose by 18% versus 2022.

Operating expenses were 76% of segment revenue, largely consistent with 2022, as industry-wide wage increases were offset by increased hourly service rates. General and administrative expenses increased 9% due higher fixed overheads associated with our High Arctic and CWC acquisitions, partially offset by lower share-based compensation.

Adjusted EBITDA increased by 34% from 2022 as a result of increased activity and higher service rates.

CORPORATE AND OTHER

Financial Results

Year ended December 31 (in thousands of dollars, except where noted)	2023	2022	2021
Expenses
General and administrative	70,867	124,295	62,567
Adjusted EBITDA(1)	(70,867)	(124,295)	(62,567)

(1) See Financial Measures and Ratios on page 40 of this report.

2023 Compared with 2022

Our Corporate and Other segment contains support functions that provide assistance to our business segments. It includes costs incurred in corporate groups in both Canada and the U.S.

Corporate general and administrative expenses were $71 million, $53 million lower than 2022. The decrease was mainly related to lower share-based compensation resulting from our decreased share price in the current year. Corporate general and administrative costs were 4% of consolidated revenue as compared with 8% in 2022.

QUARTERLY FINANCIAL RESULTS

2023 – Quarters Ended (in thousands of dollars, except per share amounts)	March 31	June 30	September 30	December 31
Revenue	558,607	425,622	446,754	506,871
Adjusted EBITDA(1)	203,219	142,093	114,575	151,231
Net earnings (loss)	95,830	26,900	19,792	146,722
per basic share	7.02	1.97	1.45	10.42
per diluted share	5.57	1.63	1.45	9.81
Funds provided by operations(1)	159,653	136,959	91,608	145,189
Cash provided by (used in) operations	28,356	213,460	88,500	170,255

(1) See Financial Measures and Ratios on page 40 of this report.

2022 – Quarters Ended (in thousands of dollars, except per share amounts)	March 31	June 30	September 30	December 31
Revenue	351,339	326,016	429,335	510,504
Adjusted EBITDA(1)	36,855	64,099	119,561	91,090
Net earnings (loss)	(43,844)	(24,611)	30,679	3,483
per basic share	(3.25)	(1.81)	2.26	0.27
per diluted share	(3.25)	(1.81)	2.03	0.27
Funds provided by operations(1)	29,955	60,373	81,327	111,339
Cash provided by operations	(65,294)	135,174	8,142	159,082

(1) See Financial Measures and Ratios on page 40 of this report.

Fourth Quarter 2023 Compared with Fourth Quarter 2022

We recorded net earnings of $147 million or $10.42 per share as compared with net earnings of $3 million or $0.27 per share in the fourth quarter of 2022.

Fourth quarter revenue of $507 million was largely consistent with 2022 as increased drilling and service revenue rates were offset by lower North America activity. Drilling rig utilization days decreased 25% and 3% in the U.S. and Canada, respectively, while international activity increased 26% as we reactivated rigs in the Middle East. Fourth quarter revenue from our Contract Drilling Services was largely consistent with 2022, whereas revenue from our Completion and Production Services segment increased 5%.

Precision Drilling Corporation 2023 Annual Report 17

Adjusted EBITDA for the quarter was $151 million, $60 million higher than 2022. Our increased Adjusted EBITDA in 2023 was primarily due to lower share-based compensation. Share-based compensation for the quarter was $13 million, $62 million lower than 2022 as a result of our lower share price appreciation during the current year quarter.

Contract Drilling Services

Revenue from Contract Drilling Services was $447 million, largely consistent with 2022, while Adjusted EBITDA increased 18% to $162 million. The increased Adjusted EBITDA was primarily due to higher daily operating margins and international activity, partially offset by lower North America drilling activity.

Drilling rig utilization days in the U.S. were 4,138, 25% lower than 2022. Drilling rig utilization days in Canada were 5,909, 3% lower than 2022. The movement in utilization days in both the U.S. and Canada was largely consistent with changes in industry activity. Drilling rig utilization days in our international business increased 26% to 693, as we reactivated rigs in Kuwait.

As compared with 2022, our U.S. fourth quarter revenue per utilization day increased 10% to US$34,452. The increase was primarily the result of higher fleet average day rates and idle but contracted rig revenue, partially offset by lower turnkey revenue. We recognized revenue from idle but contracted rigs and turnkey activity of US$7 million and nil, respectively, as compared with nil and US$4 million in 2022. Compared with the same quarter in 2022, drilling rig revenue per utilization day in Canada increased 16% to $34,616 due to higher average day rates and customer cost recoveries. Our international revenue per utilization day for the quarter was consistent with 2022.

In the U.S., operating costs per utilization day were $21,039, 9% higher than in 2022. The increase was primarily due to higher rig operating costs and repairs and maintenance and the impact of fixed costs being spread over fewer activity days. Our Canadian operating costs on a per day basis increased 9% to $19,191 and was due to higher field wages and recoverable costs, partially offset by lower repairs and maintenance.

Our general and administrative expenses decreased $5 million as compared with 2022 and was primarily the result of lower share-based compensation, partially offset by the impact of higher translated U.S. dollar-denominated costs.

Completion and Production Services

Completion and Production Services revenue increased to $62 million as compared with $59 million in 2022. The higher revenue was primarily due to increased average service rates and activity. Our fourth quarter service rig operating hours were 56,683 an increase of 15% from 2022.

Operating costs as a percentage of revenue were 77%, consistent with 2022. As compared to 2022, our fourth quarter general and administrative expenses increased 9%, primarily due to overhead charges associated with the CWC acquisition.

Adjusted EBITDA was $12 million, consistent with 2022.

Corporate and Other

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $23 million as compared with negative $58 million in 2022. Our improved Adjusted EBITDA was due to lower share-based compensation, partially offset by $4 million in transaction costs and severance.

18 Management's Discussion and Analysis

FINANCIAL CONDITION

The oilfield services business is inherently cyclical. To manage this variability, we focus on maintaining a strong financial position to have the financial flexibility we need to continue to manage our capital expenditures and cash flows, no matter where we are in the business cycle.

We apply a disciplined approach to managing and tracking the results of our operations to keep costs down. We maintain a variable cost structure so we can respond to changing market demand. We also invest in our fleet to make sure we remain competitive. Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings generated through the operating leverage provided by our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build rig programs help provide more certainty of future revenues and return on our growth capital investments.

LIQUIDITY

During 2023, we maintained our strong liquidity position, exiting the year with a cash balance of $54 million and more than $600 million of available liquidity. We expect cash provided by operations and our sources of financing, including our Senior Credit Facility, to be sufficient to meet our unsecured senior note obligations and to fund future capital expenditures.

At December 31, 2023, excluding letters of credit, we had approximately $929 million (2022 – $1,103 million) outstanding under our secured and unsecured credit facilities and $11 million (2022 – $15 million) in unamortized debt issue costs. Our Senior Credit Facility and Real Estate Credit Facility include financial ratio covenants that are tested quarterly.

The current blended cash interest cost of our debt is approximately 7.0%.

Key Financial Indicators and Ratios

We evaluate the relative strength of our financial position by monitoring our working capital, debt ratios and liquidity. We also monitor returns on capital and link our executives’ incentive compensation to certain long-term strategic targets as well as the returns of our shareholders relative to the shareholder returns of our peers. Please refer to page 12 for our summary of Financial Position and Ratios.

Credit Rating

Credit ratings affect our ability to obtain short and long-term financing, the cost of this financing, and our ability to engage in certain business activities cost-effectively.

At March 4, 2024	Moody’s	S&P	Fitch
Corporate credit rating	Ba3	B+	B+
Senior Credit Facility rating	Not rated	Not rated	BB+
Unsecured senior notes credit rating	B1	B+	B+

CAPITAL MANAGEMENT

To maintain and grow our business, we invest in growth, upgrade and sustaining capital. We base expansion and upgrade capital decisions on return of capital employed and payback. We mitigate the risk that we may not be able to fully recover our capital, by requiring term contracts for new-build rigs.

We base our maintenance capital decisions on actual activity levels, using key financial indicators that we express as per operating day or per operating hour. Sourcing internally (through our manufacturing and supply divisions) helps keep our maintenance capital costs as low as possible.

Foreign Exchange Risk

Our U.S. and international operations have revenue, expenses, assets, and liabilities denominated in currencies other than the Canadian dollar (mostly in U.S. dollars and currencies that are pegged to the U.S. dollar). This means that changes in currency exchange rates can materially affect our income statement, statement of financial position and statement of cash flow. We manage this risk by matching the currency of our debt obligations with the currency of cash flows generated by the operations that the debt supports.

Hedge of Investments in Foreign Operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates. During 2023, we continued to designate our U.S. dollar Senior Credit Facility and unsecured senior notes as a net investment hedge in our U.S. dollar denominated foreign operations. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts in earnings.

Precision Drilling Corporation 2023 Annual Report 19

SOURCES AND USES OF CASH

At December 31 (in thousands of dollars)	2023	2022	2021
Cash provided by operations	500,571	237,104	139,225
Cash used in investing activities	(214,784)	(144,415)	(56,613)
Surplus	285,787	92,689	82,612
Cash used in financing activities	(251,966)	(113,171)	(149,913)
Effect of exchange rate changes on cash	(1,226)	1,481	(883)
Net cash movement	32,595	(19,001)	(68,184)

Cash Provided by Operations

In 2023, cash provided by operations was $501 million compared with $237 million in 2022. The increase was driven by our revenue efficiency, as average drilling and service revenue rate increases outpaced operating cost increases, and lower share-based compensation, partially offset by lower U.S. and international drilling activity.

Cash Used in Investing Activities

Our 2023 capital spending of $227 million by spend category was comprised of:

▪
$64 million on upgrade and expansion capital, and
▪
$163 million on maintenance and infrastructure capital.

The $227 million in capital expenditures in 2023 was split between our segments as follows:

▪
$214 million in Contract Drilling Services,
▪
$10 million in Completion and Production Services, and
▪
$3 million in Corporate and Other.

Expansion and upgrade capital includes the cost of long-lead items purchased for our capital inventory, such as integrated top drives, drill pipe, control systems, engines, and other items we can use to complete new-build projects or upgrade our rigs in North America and internationally.

We sold underutilized capital assets for proceeds of $24 million in 2023 compared with $37 million in 2022.

Our business combination activities included:

▪
The acquisition of CWC in which we made a cash payment of $14 million on November 8, 2023 which was offset by the acquired CWC cash balance of $13 million, and
▪
The payment of $28 million in connection with our 2022 acquisition of High Arctic that was deferred until 2023.

Our investments and other assets activities included:

▪
The sale of Cathedral common shares for proceeds of $10 million, and
▪
Our investment in CleanDesign for $5 million.

Cash Used in Financing Activities

In 2023, cash used in financing activities was $252 million as compared with $113 million in 2022. Our 2023 financing activities were comprised of:

▪
$213 million of long-term debt repayments, which included the repayment of CWC's $51 million syndicated loan that was assumed upon acquisition,
▪
$30 million of NCIB share repurchases, and
▪
$9 million of lease payments.

20 Management's Discussion and Analysis

CAPITAL STRUCTURE

Material Debt

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$447 million (extendible, revolving term credit facility with US$353 million accordion feature)	Nil drawn and US$56 million in outstanding letters of credit	General corporate purposes	June 18, 2025
Real estate credit facilities (secured)
US$8 million	Fully drawn	General corporate purposes	November 19, 2025
$16 million	Fully drawn	General corporate purposes	March 16, 2026
$10 million	Fully drawn	General corporate purposes	June 30, 2028
Operating facilities (secured)
$40 million	Undrawn, except $20 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$28 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$273 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

Covenants

At December 31, 2023, we were in compliance with the covenants of our Senior Credit Facility, Real Estate Credit Facility and unsecured senior notes.

	Covenant	At December 31, 2023
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	≤ 2.50	0.07
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	6.92

Real Estate Credit Facility
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	6.92

Unsecured Senior Notes
Consolidated interest coverage ratio	≥ 2.00	7.50

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Senior Credit Facility

The senior secured revolving credit facility (Senior Credit Facility) provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$447 million with a provision for an increase in the facility of up to an additional US$353 million. The Senior Credit Facility is secured by charges on substantially all of the present and future assets of Precision, its material U.S. and Canadian subsidiaries and, if necessary, to adhere to covenants under the Senior Credit Facility, certain subsidiaries organized in jurisdictions outside of Canada and the U.S.

The Senior Credit Facility requires Precision comply with certain restrictive and financial covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (as defined in the debt agreement) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness. It also requires the Corporation maintain a ratio of consolidated Covenant EBITDA to consolidated interest expense for the most recent four consecutive quarters of greater than 2.5:1.

Distributions under the Senior Credit Facility are subject to a pro-forma senior net leverage covenant of less than or equal to 1.75:1. The Senior Credit Facility also limits the redemption and repurchase of junior debt subject to a pro-forma senior net leverage covenant test of less than or equal to 1.75:1.

Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars. At December 31, 2023, the facility was undrawn (2022 – US$44 million). Up to US$200 million of the Senior Credit Facility is available for letters of credit denominated in U.S. and/or Canadian dollars and other currencies acceptable to the fronting lender. As at December 31, 2023, outstanding letters of credit amounted to US$56 million (2022 – US$56 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over Term SOFR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the Canadian Dollar Offered Rate (CDOR); such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

Precision Drilling Corporation 2023 Annual Report 21

In 2023, we agreed with the lenders of our Senior Credit Facility to remove certain non-extending lenders from our facility, thereby reducing the total commitment from US$500 million to US$447 million.

Real Estate Credit Facilities

In 2023, we assumed a $10 million Canadian Real Estate Facility from our acquisition of CWC. The facility matures in June 2028 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due monthly, based on a 22-year amortization period with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CORRA rate plus margin.

Our $16 million Canadian Real Estate Credit Facility is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

Our U.S. Real Estate Credit Facility is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

Our Real Estate Credit Facilities contain certain affirmative and negative covenants and events of default, customary for these types of transactions. Under the terms of these facilities, we must maintain financial covenants in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters. For the Canadian Real Estate Credit Facilities, in the event the Senior Credit Facility expires, is cancelled, or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility. For the U.S. Real Estate Credit Facility, in the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

Unsecured Senior Notes

The unsecured senior notes require we comply with an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the senior notes restrict our ability to incur additional indebtedness.

The unsecured senior notes contain a restricted payment covenant that limits our ability to pay dividends, make distributions or repurchase shares from shareholders. This restricted payment basket grows from a starting point of October 1, 2017 for the 2026 senior notes and July 1, 2021 for the 2029 senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the senior note agreements, and payments made to shareholders. The governing net restricted payments basket is currently negative, limiting our ability to declare and make dividend payments and repurchase shares until such time as the restricted payments baskets become positive. During 2023, pursuant to the indentures governing the unsecured senior notes, Precision used the available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.

In addition, the unsecured senior notes contain certain covenants that limit our ability, and the ability of certain subsidiaries, to incur additional indebtedness and issue preferred shares; create liens; create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates.

For further information, please see the unsecured senior note indentures which are available on SEDAR+ and EDGAR.

Contractual Obligations

Our contractual obligations include both financial obligations (long-term debt and interest) and non-financial obligations (new-build rig commitments, leases, and equity-based compensation for key executives and officers). The table below shows the amounts of these obligations and when payments are due for each.

	Payments due (by period)
At December 31, 2023 (in thousands of dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Long-term debt(1)	2,848	388,441	7,854	529,904	929,047
Interest on long-term debt(1)	65,030	103,255	73,543	1,518	243,346
Purchase of property, plant and equipment(1)(2)	88,263	86,374	—	—	174,637
Leases(1)	17,540	28,009	14,451	10,748	70,748
Contractual incentive plans(1)(3)	67,117	34,656	—	—	101,773
Total	240,798	640,735	95,848	542,170	1,519,551

(1) U.S. dollar denominated balances are translated at the period end exchange rate of Cdn$1.00 equals US$0.7549.

(2) Balance primarily relates to cost of rig equipment with flexible delivery schedule wherein we can take delivery between 2024 and 2026.

(3) Includes amounts not yet accrued but are likely to be paid at the end of the contract term. Our long-term incentive plans compensate officers and key employees through cash payments when their awards vest. Equity-based compensation amounts are shown based on the closing share price on the TSX of $71.96 at December 31, 2023.

22 Management's Discussion and Analysis

Shareholders Capital

	March 4, 2024	December 31, 2023	December 31, 2022	December 31, 2021
Shares outstanding	14,478,582	14,336,539	13,558,525	13,304,425
Deferred shares outstanding	1,470	1,470	1,470	1,470
Share options outstanding	87,983	151,453	164,803	383,448

During 2024, we settled certain vesting RSUs and PSUs through the issuance of 265,143 common shares and, pursuant to our NCIB, repurchased and cancelled 123,100 common shares for $10 million.

More information about our capital structure can be found in our Annual Information Form, available on our website and on SEDAR+.

Common Shares

Our articles of amalgamation allow us to issue an unlimited number of common shares.

Preferred Shares

We can issue preferred shares in one or more series. The Board must pass a resolution determining the number of shares in each series, and the designation, rights, privileges, restrictions and conditions for each series, before the shares can be issued. This includes the rate or amount of dividends, when and where dividends are paid, the dates dividends accrue from any rights or obligations for us to buy or redeem the shares, and the price, terms and conditions, and any conversion rights.

Enterprise Value

(in thousands of dollars, except shares outstanding and per share amounts)	December 31, 2023	December 31, 2022	December 31, 2021
Shares outstanding	14,336,539	13,558,525	13,304,425
Year-end share price on the TSX	71.96	103.71	44.69
Shares at market	1,031,657	1,406,155	594,575
Long-term debt	914,830	1,085,970	1,106,794
Less cash	(54,182)	(21,587)	(40,588)
Enterprise Value(1)	1,892,305	2,470,538	1,660,781

(1) See Financial Measures and Ratios on page 40 of this report.

Precision Drilling Corporation 2023 Annual Report 23

ACCOUNTING POLICIES AND ESTIMATES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Because of the nature of our business, we are required to make estimates about the future that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. Estimates are based on our past experience, our best judgement and assumptions we think are reasonable.

Our significant accounting policies are described in Note 3 to the Consolidated Financial Statements. We believe the following are the most difficult, subjective or complex judgements, and are the most critical to how we report our financial position and results of operations:

▪
impairment of long-lived assets
▪
business combination
▪
income taxes.

Climate-related risks and opportunities may have a future impact on the Corporation and its estimates and judgements, including but not limited to the useful life and residual value of its property, plant and equipment and the measurement of projected cash flows when identifying impairment triggers, performing tests for impairment or impairment recoveries of non-financial assets.

The Corporation evaluated the remaining useful lives and residual values of its property, plant and equipment, concluding they remain reasonable given the current estimate of the demand period for oil and natural gas extractive services well exceeds their remaining useful lives. In addition, the Corporation’s property, plant and equipment, including drill rig equipment, adapts to numerous low-carbon projects, including but not limited to, geothermal drilling, carbon capture and storage and the extraction of helium and hydrogen gas.

In future periods, if indications of impairment of non-financial assets exist, the Corporation’s measurement of projected cash flows may be exposed to higher estimation uncertainty, including but not limited to the Corporation’s continued capital investment required to lower the carbon intensity of its property, plant and equipment, period and growth expectations used to calculate terminal values and the Corporation’s weighted average cost of capital.

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment and intangibles, comprise the majority of our assets. The carrying value of these assets is reviewed for impairment periodically or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Corporation’s analysis is based on relevant internal and external factors that indicate a CGU may be impaired such as the obsolescence or planned disposal of significant assets, the financial performance of the CGU compared to forecasts and consideration of the Corporation’s market capitalization.

The recoverability of long-lived assets requires a calculation of the recoverable amount of the cash generating unit or groups of CGUs to which assets have been allocated. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Judgement is required in the aggregation of assets into CGUs. The recoverability calculation requires an estimation of the future cash flows from the CGU or group of CGUs, and judgement is required in projecting cash flows and selecting the appropriate discount rate. We use observable market data inputs to develop a discount rate that we believe approximates the discount rate from market participants. For property, plant and equipment, this requires us to forecast future cash flows to be derived from the utilization of our assets based on assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

In deriving the underlying projected cash flows, assumptions must also be made about future drilling activity, margins and market conditions over the long-term life of the assets or CGUs. We cannot predict if an event that triggers impairment will occur, when it will occur or how it will occur, or how it will affect reported asset amounts. Although we believe the estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such estimations are subject to significant uncertainty and judgement.

Business Combinations

The determination of fair value is estimated based on information available at the date of acquisition and requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment generally requires significant judgment. The measurement of the estimated fair value of acquired property, plant, and equipment is based on a combination of approaches, including the market approach, which applies significant assumptions related to the price at which comparable assets would be sold. Minor changes to these assumptions could have resulted in a significant impact to the fair value of property, plant and equipment acquired.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses already recorded. We establish provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which

24 Management's Discussion and Analysis

we operate. The amount of such provisions is based on various factors, such as our experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

RISKS IN OUR BUSINESS

Investing in Precision securities presents risks. Take time to read about the risks described below and other important information in this MD&A and our other disclosure documents before making an investment decision, as these risks could have a material adverse effect on our business, financial condition, results of operations and cash flow. You may also want to seek advice from an expert.

Our enterprise risk management framework operates at the business and functional levels and is designed to identify, evaluate and mitigate risks within each of the risk categories below. It leverages the risk framework in each of our businesses, which includes Precision’s policies, guidelines and review mechanisms.

In the course of our operations, our businesses regularly confront and navigate various risks, some of which have the potential to result in future outcomes that may differ, and at times, be materially different from our current expectations. In this section, we provide a detailed account of certain important strategic, operational, financial, legal and compliance risks. Our response to developments in those risk areas and our reactions to material future developments will affect our future results.

Our operations depend on the prices of oil and natural gas, which are subject to volatility and on the exploration and development activities of oil and natural gas exploration and production companies

We primarily sell our services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are the primary factors driving pricing and profitability in the oilfield services industry. Generally, we experience high demand for our services when commodity prices are relatively high, and the opposite is true when commodity prices are relatively low. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the oilfield services business in recent years. Increased volatility and other factors beyond our control have led to greater uncertainty in the demand for our services.

The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network, although the differential between benchmarks such as West Texas Intermediate, Western Canadian Select, and European Brent crude oil can fluctuate. As in all markets, when supply, demand, inability to access domestic or export markets and other factors change, so can the spreads between benchmarks. The use of natural gas is growing worldwide, with the three most developed demand centers residing in North America, Western Europe and North Asia. These regions have dense pipeline networks and a high demand for natural gas. The world’s largest producers of natural gas are currently the U.S., Russia, Iran, Qatar, Canada, China, Norway and Australia. The most economical way to transport natural gas is in its gaseous state by pipeline, and the natural gas market depends on pipeline infrastructure and regional supply and demand. However, developments in the transportation of LNG in ocean-going tanker ships introduced an element of globalization to the natural gas market. The development of LNG means all the major production centers for natural gas are linked to the world’s major demand centers.

Worldwide military, political, economic conditions and other events, such as the COVID-19 pandemic, the current conflicts in Ukraine and the Middle East, expectations for global economic growth, inflation, political sanctions, trade disputes, or initiatives by OPEC+, can all affect supply and demand for oil and natural gas. Weather conditions, governmental regulation (in Canada and U.S.), levels of consumer demand, the availability and pricing of alternate sources of energy (including renewable energy initiatives), the availability of pipeline capacity and other transportation for oil and natural gas, global oil and natural gas storage levels, and other factors beyond our control can also affect the supply of and demand for oil and natural gas and lead to future price volatility.

According to Baker Hughes, the Canadian average active rig count in 2023 was flat year over year, while the U.S. average active land drilling rig count declined approximately 6%. In Canada, the Canadian Association of Energy Contractors (CAOEC) reported approximately 5,700 wells were drilled in 2023, compared with 5,500 in 2022 and 4,600 in 2021. For the U.S., Enverus reported approximately 15,600 wells were started onshore in the U.S., compared with approximately 17,600 in 2022 and 14,400 in 2021. Drilling activity in the U.S. began to weaken in early 2023 due to lower natural gas prices and oil price volatility and was exacerbated by drilling and completion efficiencies, consolidation among producers, and continued capital discipline. In Canada, drilling activity is supported by strong fundamentals as additional take away capacity for oil and natural gas becomes available in 2024.

Recently, commodity prices have been negatively affected by a combination of factors, including increased production, the decisions of OPEC+, concerns in respect of a recession and a strengthening in the U.S. dollar relative to most other currencies. Although OPEC+ agreed in November 2023 to additional oil production cuts, there is no assurance that the most recent OPEC+ agreement will be observed by its parties and OPEC+ may change its agreement depending upon market conditions. Oil and natural gas prices are expected to continue to be volatile as a result of conflict in Ukraine, concerns around expansion of conflict in the Middle East, changes in oil and natural gas inventories, sanctions on Russian oil and natural gas exports and prices, global and national economic performance, the actions of OPEC+, and any coordinated releases of oil from strategic reserves by the U.S. (or any other country). Certain of these events and conditions may contribute to decreased exploration and drilling

Precision Drilling Corporation 2023 Annual Report 25

activities and a decrease in confidence in the oil and natural gas industry. These difficulties have been exacerbated in Canada and the U.S. by political and other actions resulting in uncertainty surrounding regulatory, tax, royalty and environmental regulation. Each of these factors have adversely affected, and could continue to adversely affect, the price of oil and natural gas and drilling activities by our customers, which would adversely affect the level of capital spending by our customers and in turn could have a material adverse effect on our business, financial condition, results of operations and cash flow.

As a result of the continued volatility in oil and natural gas prices, regulatory uncertainty, and strategies of certain of our customers to focus on debt reductions, returning cash to shareholders or other capital discipline rather than incurring expenditures on exploration and drilling activities, demand for our services may be lower compared to historic periods when commodity prices were at similar levels. Reductions in commodity prices or factors that impact the supply and demand for oil and natural gas and lead to price volatility may result in reductions in capital budgets by our customers in the future, which could result in cancelled, delayed or reduced drilling programs by our customers and a corresponding decline in demand for our services. Additionally, the availability and pricing of alternative sources of energy, a transition to lower carbon intensive energy sources or a shift to a lower carbon economy, and technological advances may also depress the overall level of oil and natural gas exploration and production activity, similarly impacting the demand for our services.

If a reduction in exploration and development activities, whether resulting from changes in oil and natural gas prices or reductions in capital expenditures and capital budgets as described above or otherwise, continues or worsens, it could materially and adversely affect us further by:

▪
negatively impacting our revenue, cash flow, profitability and financial condition
▪
restricting our ability to make capital expenditures compared to periods prior to the downturn and our ability to meet future contracted deliveries of new-build rigs
▪
affecting the existing fair market value of our rig fleet, which in turn could trigger a write-down for accounting purposes
▪
our customers negotiating, terminating, or failing to honour their drilling contracts with us
▪
making our Senior Credit Facility financial covenants more difficult to maintain, and
▪
negatively impacting our ability to maintain or increase our borrowing capacity, our ability to obtain additional capital to finance our business and our ability to achieve our debt reduction targets.

There is no assurance that demands for our services or conditions in the oil and natural gas and oilfield services sector will remain stable in the future. A significant decline in demand could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Additionally, we have accounts receivable with customers in the oil and natural gas industry and their revenues may be affected by fluctuations in commodity prices. Our ability to collect receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

Intense price competition and the cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability

The contract drilling business is highly competitive with many industry participants. In an environment characterized by fierce competition, companies often face pressure to lower prices to secure contracts, potentially eroding profit margins. We compete for drilling contracts that are usually awarded based on competitive bids. We believe pricing, rig availability and technology are the primary factors potential customers consider when selecting a drilling contractor. We believe other factors are also important, such as the drilling capabilities and condition of drilling rigs, the quality of service and experience of rig crews, the safety record of the contractor, the offering of ancillary services, the ability to provide drilling equipment that is adaptable, having personnel familiar with new technologies and drilling techniques, and rig mobility and efficiency.

Historically, contract drilling has been cyclical with periods of low demand, excess rig supply and low day rates, followed by periods of high demand, short rig supply and increasing day rates. Periods of excess drilling rig supply intensify the competition and often result in rigs being idle. There are numerous drilling companies in the markets where we operate, and an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition can vary significantly from region to region at any particular time. However, if demand for contract drilling and drilling services is better in a region where we operate, our competitors might respond by moving suitable drilling rigs in from other regions with lower demand, reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market from any source could rapidly intensify competition and make any improvement in the demand for our drilling rigs short-lived, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, the development of new drilling technology by competitors has increased in recent years, which could negatively affect our ability to differentiate our services.

Our business results and the strength of our financial position are affected by our ability to strategically manage our costs and capital expenditure program in a manner consistent with industry cycles and fluctuations in the demand for contract drilling services. If we do not effectively manage our costs and capital expenditures or respond to market signals relating to the supply or demand for contract drilling and oilfield services, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

26 Management's Discussion and Analysis

Lower activity in the contract drilling industry exposes us to the risk of oversupply of equipment

Periods of low demand often lead to low utilization. The number of drilling rigs competing for work in markets where we operate has remained the same as the industry has seen a decrease in drilling activity relative to periods prior to 2015. The industry supply of drilling rigs may exceed actual demand because of the relatively long-life span of oilfield services equipment as well as the typically long time from when a decision is made to upgrade or build new equipment to when the equipment is built and placed into service. Excess supply resulting from industry decline could lead to lower demand for term drilling contracts and for our equipment and services. The additional supply of drilling rigs allows competitors to potentially reallocate rigs to higher demand areas and has intensified price competition in the past and could continue to do so. This could lead to lower day rates in the oilfield services industry generally and lower utilization of existing rigs. If any of these factors materialize, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Pipeline constraints and other regulatory uncertainty in western Canada could have an adverse effect on the demand for our services in Canada

In western Canada, delays and/or the inability to obtain necessary regulatory approvals for pipeline projects that would provide additional transportation capacity and access to refinery capacity for our customers has led to downward price pressure on oil and natural gas produced in western Canada, which has depressed, and may continue to depress, the overall exploration and production activity of our customers. Construction is progressing on the Trans Mountain pipeline in western Canada and may be in service in the first half of 2024. Canada generally has also lagged behind other natural gas producing countries in taking advantage of rising global demand and prices for natural gas primarily as a result of Canada’s lack of liquified natural gas facilities and, by extension, export capacity owing to regulatory delay and uncertainty. The Coastal Gas Link pipeline, which will transport natural gas to Kitimat, British Columbia, has been completed; however, the LNG Canada liquefaction facility and export terminal at Kitimat remains under construction, with first exports expected in 2025. Other proposed LNG facilities in Canada are at earlier stages of development, including Woodfibre LNG and Ksi Lisims LNG (completions currently anticipated between 2027 and 2028). There is no assurance that LNG projects in Canada will be completed on their expected timelines, or at all.

The regulatory uncertainty in Canada has impacted some of our customers’ ability to obtain financing as well as their ability to market their oil and natural gas, which has also depressed overall exploration and production activity. These factors could result in a corresponding decline in the demand for our services that could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Any difficulty in retaining, replacing, or adding personnel could adversely affect our business

Our ability to provide reliable services depends on the availability of well-trained, experienced crews to operate our field equipment. We must also balance our need to maintain a skilled workforce with cost structures that fluctuate with activity levels. We retain the most experienced employees during periods of low utilization by having them fill lower-level positions on field crews. Many of our businesses experience manpower shortages in peak operating periods, and we may experience more severe shortages if the industry adds more rigs, oilfield services companies expand, and new companies enter the business.

We may not be able to find enough skilled labour to meet our needs, and this could limit growth. We may also have difficulty finding enough skilled and unskilled labour in the future if demand for our services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases with stronger demand for land drilling services and as new and refurbished rigs are brought into service. Increased demand typically leads to higher wages that may or may not be reflected in any increases in service rates.

Other factors can also affect our ability to find enough workers to meet our needs. Our business requires skilled workers who can perform physically demanding work. Volatility in oil and natural gas activity and the demanding nature of the work, however, may prompt workers to pursue other kinds of jobs that offer a more desirable work environment and wages competitive to ours. Our success depends on our ability to continue to employ and retain skilled technical personnel and qualified rig personnel. If we are unable to, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Internationally, our operations rely on expat crews working in the host country where we operate. Any restriction, delays or embargo on issuance or renewal of work visas by host governments, or regulatory changes, can have a material impact on our ability to conduct operations.

Risks and uncertainties associated with our international operations can negatively affect our business

We conduct some of our business in the Middle East. We may decide to establish operations in other international regions, including countries where the political and economic systems may be less stable than in Canada or the United States.

Our international operations are subject to risks normally associated with conducting business in foreign countries, including, but not limited to, the following:

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an uncertain political and economic environment
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the loss of revenue, property and equipment as a result of expropriation, confiscation, nationalization, contract deprivation and force majeure
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war, terrorist acts or threats, civil insurrection and geopolitical and other political risks

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fluctuations in foreign currency and exchange controls
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restrictions on the repatriation of income or capital
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increases in duties, taxes and governmental royalties
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renegotiation of contracts with governmental entities
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changes in laws and policies governing operations of companies
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compliance and regulatory challenges, including compliance with anti-corruption and anti-bribery legislation in Canada, the U.S. and other countries
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trade restrictions or embargoes imposed by the U.S. or other countries
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increasing global scrutiny on environmental practices and the evolving landscape of climate change regulations; and
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differences in cultural norms and social expectations

If there is a dispute relating to our international operations, we may be subject to the exclusive jurisdiction of foreign courts. In addition, we may not be able to file suits against foreign persons or subject them to the jurisdiction of a court in Canada or the U.S. or be able to enforce judgement or arbitrated awards against state-owned customers.

Government-owned petroleum companies located in some of the countries where we operate now or in the future may have policies, or may be subject to governmental policies, that give preference to the purchase of goods and services from companies that are majority-owned by local nationals. As such, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries, which may expose us to certain counterparty risks, including the failure of local nationals to meet contractual obligations or comply with local or international laws that apply to us.

In the international markets where we operate, we are subject to various laws and regulations that govern the operation and taxation of our businesses and the import and export of our equipment from country to country. There may be uncertainty about how these laws and regulations are imposed, applied or interpreted, and they could be subject to change. Since we derive a portion of our revenues from subsidiaries outside of Canada and the U.S., the subsidiaries paying dividends or making other cash payments or advances may be restricted from transferring funds in or out of the respective countries, or face exchange controls or taxes on any payments or advances. We have organized our foreign operations partly based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange, and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. We believe these assumptions are reasonable; however, there is no assurance that foreign taxing or other authorities will reach the same conclusion. If these foreign jurisdictions change or modify the laws, we could suffer adverse tax and financial consequences.

Diverse regulatory frameworks across countries pose challenges in compliance, with variations in environmental standards, safety regulations, and permitting processes. Adapting to different regulatory environments may result in increased compliance costs, potential legal issues, and delays in project execution.

We are subject to compliance with the United States Foreign Corrupt Practices Act (FCPA) and the Corruption of Foreign Public Official Act (Canada) (CFPOA), which generally prohibit companies from making improper payments to foreign government officials for the purpose of obtaining business. While we have developed policies and procedures designed to achieve compliance with the FCPA, CFPOA and other applicable international laws, we could be exposed to potential civil and criminal claims, economic sanctions or other restrictions for alleged or actual violations of international laws related to our international operations, including anti-corruption and anti-bribery legislation, trade laws and trade sanctions. The Canadian government, the U.S. Department of Justice, the Securities and Exchange Commission (SEC), the U.S. Office of Foreign Assets Control and similar agencies have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for such violations, including injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs, among other things. We could also face fines, sanctions and other penalties from authorities in other the relevant foreign jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of drilling rigs or other assets. While we cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flow.

Differences in cultural norms and social expectations can influence community relations, workforce dynamics, and stakeholder engagement. Failure to understand and navigate these aspects may lead to reputational damage, community opposition, or challenges in attracting and retaining skilled personnel.

We require sufficient cash flows to service and repay our debt

We will need sufficient cash flows in the future to service and repay our debt. Our ability to generate cash in the future is affected to some extent by general economic, geopolitical, financial, competitive and other factors that may be beyond our control. If we need to borrow funds in the future to service our debt, our ability will depend on covenants in our Senior Credit Facility and in our unsecured senior notes indentures and other debt agreements we may have in the future, and on our credit ratings. We may not be able to access sufficient amounts under the Senior Credit Facility or from the capital markets in the future to pay our obligations as they mature, or to fund other liquidity requirements. If we are not able to generate enough cash flow from operations or borrow a sufficient amount to service and repay our debt, we will need to refinance our debt or we will be in default, and we could be forced to reduce or delay investments and capital expenditures or dispose of material assets or issue equity. We may not be able to refinance or arrange alternative measures on favourable terms or at all. If we are unable to service, repay or refinance our debt, it could have a negative impact on our business, financial condition, results of operations and cash flow.

28 Management's Discussion and Analysis

Repaying our debt depends on our ability to generate cash flow and our guarantor subsidiaries generating cash flow and making it available to us by dividend, debt repayment or otherwise. Our guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to allow us to make payments on our debt. Each guarantor subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from the subsidiaries. While the agreements governing certain existing debt limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions.

A substantial portion of our operations are carried out through subsidiaries, and some of them are not guarantors of our debt. The assets of the non-guarantor subsidiaries represent approximately 17% of Precision’s consolidated assets. These subsidiaries do not have any obligation to pay amounts due on the debt or to make funds available for that purpose.

If we do not receive funds from our guarantor subsidiaries, we may be unable to make the required principal and interest payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Customers’ inability to obtain credit/financing could lead to lower demand for our services

Many of our customers require reasonable access to credit facilities and debt capital markets to finance their oil and natural gas drilling activity. If the availability of credit to our customers is reduced or the terms of such credit become less favourable to them, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services. Higher interest rates resulting from actions by central banks in response to inflation may reduce the amount of borrowing by our customers, which would decrease demand for our services. Additionally, certain investors and lenders may discourage investments or lending into the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments or lending into the hydrocarbon industry, it could have an adverse effect on the cost and terms of capital or availability of capital for our customers, which may result in reduced spending by our customers. A reduction in spending by our customers could have a material adverse effect on our business, financial condition, results of operations and cash flow as described further under – “Our operations depend on the price of oil and natural gas, which have been subject to increased volatility in recent years, and on the exploration and development activities of oil and natural gas exploration and production companies” on page 25.

Our debt facilities contain restrictive covenants

Our Senior Credit Facility, Real Estate Credit Facilities and the Senior Notes Indentures contain a number of covenants which, among other things, restrict us and some of our subsidiaries from conducting certain activities (see Capital Structure – Material Debt – Unsecured Senior Notes on page 22). In the event our Consolidated Interest Coverage Ratio (as defined in our two Senior Note Indentures) is less than 2.0:1 for the most recent four consecutive fiscal quarters, the Senior Note Indentures restrict our ability to incur additional indebtedness. As of December 31, 2023, our Consolidated Interest Coverage Ratio, as calculated per our Senior Note Indentures, was 7.5.

In addition, we must satisfy and maintain certain financial ratio tests under the Senior Credit Facility and Real Estate Credit Facilities (see Capital Structure – Material Debt on page 21). Events beyond our control could affect our ability to meet these tests in the future. If we breach any covenants, it could result in a default under the Senior Credit Facility and Real Estate Credit Facilities or any of the Senior Note Indentures. If there is a default under our Senior Credit Facility, the applicable lenders could decide to declare all amounts outstanding under the Senior Credit Facility, Real Estate Credit Facilities or any of the Senior Note Indentures to be due and payable immediately and terminate any commitments to extend further credit under the Senior Credit Facility. If there is an acceleration by the lenders and the accelerated amounts exceed a specific threshold, the applicable noteholders could decide to declare all amounts outstanding under any of the Senior Note Indentures to be due and payable immediately.

At December 31, 2023, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

New technology could reduce demand for certain rigs or put us at a competitive disadvantage

Complex drilling programs for the exploration and development of conventional and unconventional oil and natural gas reserves demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand depends on continuous improvement of existing rig technology, such as drive systems, control systems, automation, mud systems and top drives, to improve drilling efficiency. Our ability to deliver equipment and services that meet customer demand is essential to our continued success. We cannot guarantee that our rig technology will continue to meet the needs of our customers, especially as rigs age and technology advances, or that our competitors will not develop technological improvements that are more advantageous, timely, or cost effective. Failure to adopt or invest in emerging technologies could place the company at a competitive disadvantage, leading to a decline in market share and profitability. Additionally, new technologies, services or standards could render some of our services, drilling rigs or equipment obsolete, which could reduce our competitiveness and have a material adverse impact on our business, financial condition and results of operations.

Entering new lines of business or technical enhancements to our existing operating capabilities can be subject to risks, including a potential lack of acceptance by consumers and increased capital expenditures

Our AlphaTM technologies and EverGreenTM suite of environmental solutions use new technologies and are relatively new lines of business for us. Our ability to generate revenue from new business lines is uncertain and there can be no assurance that they

Precision Drilling Corporation 2023 Annual Report 29

will be able to generate significant revenue or be profitable. We may not realize benefits from investments into new business lines or technical enhancements for several years or may not realize benefits from such investments at all. Failure to realize the intended benefits from such investments could negatively affect our ability to attract new customers or expand our offerings to existing customers and may adversely affect our results from operations.

We are also introducing artificial intelligence and robotics into some of our offerings. The use of artificial intelligence and robotics on our rigs may not yield materially better results, higher outputs or increased productivity and there is no certainty that we will realize benefits from investments into these technologies. Failure to further adopt or invest in artificial intelligence and robotics could place us at a competitive disadvantage, leading to a decline in market share and profitability. Additionally, the use of artificial intelligence throughout our organization is subject to the risk that privacy and other concerns relating to such technology could deter current and potential customers.

The timing and amount of capital expenditures we incur, including those related to our AlphaTM technologies, EverGreenTM suite of environmental solutions and implementation of artificial intelligence and robotics technologies, will directly affect the amount of cash available to us. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

Public health crises, such as the COVID-19 pandemic, may impact our business

Local, regional, national or international public health crises, pandemics and epidemics, such as the COVID-19 pandemic, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price of and demand for oil and natural gas (and correspondingly, decrease the demand for our services, which could have a material adverse effect on our business, financial condition, results of operations and cash flows). Such public health crises, pandemics, epidemics and disease outbreaks are continuously evolving and the extent to which our business operations and financial results continue to be affected depends on various factors, such as the duration, severity and geographic resurgence of the virus; the impact and effectiveness of governmental action to reduce the spread and treat such outbreak, including government policies and restriction; vaccine hesitancy and voluntary or mandatory quarantines; and the global response surrounding any such uncertainty.

The economic climate resulting from the impact of public health crises, pandemics and epidemics and any corresponding emergency measures that may be implemented from time to time by various governments may have significant adverse impacts on Precision including, but not exclusively:

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potential interruptions of our business or operations
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material declines in revenue and cash flows, as our customers are concentrated in the oil and natural gas industry
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future impairment charges to our property, plant and equipment and intangible assets
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risk of non-payment of accounts receivable and customer defaults, and
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additional restructuring charges as we align our structure and personnel to the dynamic environment.

Additionally, such public health crises, if uncontrolled, may result in temporary shortages of staff to the extent our workforce is impacted and may result in temporary interruptions to our business or operations, which may have an adverse effect on our financial condition, results of operations and cash flow.

Our and our customers’ operations are subject to numerous environmental laws, regulations and guidelines

In addition to expanded regulations and guidelines related specifically to climate change, we and our customers are subject to numerous environmental laws and regulations, including regulations relating to spills, releases and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants, and imposing civil and criminal penalties for violations. Some of these regulations apply directly to our operations and authorize the recovery of damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. For instance, our land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands that are subject to special protective measures, which may expose us to additional operating costs and liabilities for noncompliance with certain laws. Some environmental laws and regulations may impose strict and, in certain cases joint and several, liability. This means that in some situations we could be exposed to liability as a result of conduct that was lawful at the time it occurred, or conditions caused by prior operators or other third parties, including any liability related to offsite treatment or disposal facilities. The costs arising from compliance with these laws, regulations and guidelines may be material. The total costs of complying with environmental protection requirements is unknown, but we may experience increased insurance and compliance costs as further environmental laws and regulations are introduced.

We maintain liability insurance, including insurance for certain environmental claims, but coverage is limited and some of our policies exclude coverage for damages resulting from environmental contamination. We cannot assure that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that we may incur will be covered by insurance, or that the dollar amount of the liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Governments in Canada and the U.S. may also consider more stringent regulations or restrictions of hydraulic fracturing, a technology used by most of our customers that involves the injection of water, sand and chemicals under pressure into rock

30 Management's Discussion and Analysis

formations to stimulate oil and natural gas production. Increasing regulatory restrictions could have a negative impact on the exploration of unconventional energy resources, which are only commercially viable with the use of hydraulic fracturing. Laws relating to hydraulic fracturing are in various stages of development at levels of governments in markets where we operate and the outcome of these developments and their effect on the regulatory landscape and the contract drilling industry is uncertain. Hydraulic fracturing laws or regulations that cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our services could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Any regulatory changes that impose additional environmental restrictions or requirements on us, or our customers, could increase our operating costs and potentially lead to lower demand for our services and have an adverse effect. There can also be no guarantee that other laws and other government programs relating to the oil and natural gas industry and the transportation industry will not be changed in a manner that directly and adversely impacts the demand for oil and natural gas which could affect our business, nor can there be any assurances that the laws, regulations or rules governing our customers will not be changed in a manner that adversely affects our customers and, therefore, our business. The potential for increased regulation and oversight may make it more difficult or costly for us to operate.

Major projects that would benefit our customers, such as new pipelines and other facilities, including liquified natural gas export facilities in Canada, may be inhibited, delayed or stopped by a variety of factors, including inability to obtain regulatory or governmental approvals or public opposition.

Effects of climate change, including physical and regulatory impacts, could have a negative impact on our business

The views on climate change are evolving at a regional, national and international level. As a result, political and economic events may significantly affect the scope and timing of climate change measures and regulations that are ultimately put in place, which may challenge the oil and gas industry in a number of ways or result in changes to how companies in the industry operate or spend capital. Additionally, the risks of natural disasters that could impact our business may increase in the future as a result of climate change. Furthermore, consumer demand for alternative fuel sources may continue to rise and incentives to conserve energy may be developed. Our business may be adversely impacted as a result of climate change and its associated impacts, including, without limitation, our financial condition, results of operations, cash flow, reputation, access to capital, access to insurance, cost of borrowing, access to liquidity, and/or business plans.
Physical Impact

As discussed under “Business in our industry is seasonal and highly variable” on page 35, weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. Global climate change could impact the timing and length of the spring thaw and the period in which the muskeg freezes and thaws and could impact the severity of winter, which could have a material adverse effect on our business and operating results. Furthermore, extreme and evolving climate conditions could result in increased risks of, or more frequent, natural disasters such as flooding or forest fires and may result in delays or cancellation of some of our customer’s operations or could increase our operating costs (such as insurance costs), which could have a material adverse effect on our business and operating results. Extreme weather conditions could also impact the production and drilling of new wells. We cannot estimate the degree to which climate change and extreme climate conditions could impact our business and operating results; however, our insurance costs have increased, partially as a result of recent natural disasters.

Regulatory Impact

In response to climate change and increased focus on environmental protection, environmental laws, regulations and guidelines relating to the protection of the environment, including regulations and treaties concerning climate change or greenhouse gas and other emissions, continue to expand in scope. There has been an increasing focus on the reduction of greenhouse gas and other emissions and a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy. Laws, regulations or treaties concerning climate change or greenhouse gas and other emissions, including incentives to conserve energy or use alternate sources of energy, can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on us. Such laws, regulations or treaties are evolving, and it is difficult to estimate with certainty the impact they will have on our business.

Canada and the U.S. are signatories to the Paris Agreement drafted at the United Nations Framework Convention on Climate Change (UNFCCC) in December 2015. The goals of the Paris Agreement are to prevent global temperature rise from exceeding 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels. The Paris Agreement may provide for climate targets that could result in reduced demand for oil and natural gas in the United States. In Canada, in connection with its commitments under the Paris Agreement, the federal government developed the Pan-Canadian Framework on Clean Growth and Climate Change in 2016 (the PCF). The PCF requires all provinces and territories to have a carbon price of $30 per tonne in 2020 and rising by $10 per year to $50 per tonne in 2022. In December 2020, the Canadian Government announced proposed $15 per year increases to the carbon price commencing in 2023, to reach a total of $170 per tonne by 2050. Provinces and territories can implement either an explicit price-based system (such as the systems implemented in British Columbia and Alberta) or a cap-and-trade system. Saskatchewan remains the only Canadian jurisdiction that has not joined the national plan set out in the PCF. Saskatchewan released its own output-based performance standards approach, which is applied only to certain large industrial facilities. The proposed system in Saskatchewan only partially meets the PCF standards, therefore the federal carbon pollution pricing system will apply in

Precision Drilling Corporation 2023 Annual Report 31

Saskatchewan to sources not covered by Saskatchewan’s system. Certain Canadian provinces, including Alberta and Saskatchewan, had previously launched constitutional challenges related to the PCF; however, on March 25, 2021, the Supreme Court of Canada released its judgment confirming the constitutionality of Canada’s national carbon pricing regime. In November 2021, to conclude the 26th Conference of the Parties to the UNFCCC, nearly 200 countries including Canada signed the Glasgow Climate Pact, which reaffirms the commitments to limiting global temperature rise set out in the Paris Agreement. The Glasgow Climate Pact called for nations to submit new targets to the UNFCCC by the end of 2022 to align with the Paris Agreement’s goals, requests that nations take accelerated actions to reduce emissions by 2030 and asks nations to accelerate the development and adoption of policies to transition towards low-emission energy systems. It also includes the party nations’ agreement on rules under the Paris Agreement to create a global carbon credit market.

In August 2023 the Canadian Federal government published draft Clean Electricity Regulations, which are aimed at achieving net-zero emissions from Canada’s electricity grid by 2035. The regulations would implement measures to limit carbon emissions produced by electricity generated using fossil fuels, which may include natural gas. Certain provinces in Canada have indicated opposition to the Clean Electricity Regulations. If the regulations come into force in their current form, domestic demand for natural gas in Canada may decrease, which may have an adverse effect on the demand for our services.

As of the date hereof, it is not possible to predict the effect of the Paris Agreement, the Glasgow Climate Pact, Clean Electricity Regulations, and climate change-related legislation in Canada, the U.S. and globally on our business or whether additional climate-change legislation, regulations or other measures will be adopted at the federal, state, provincial or local levels in Canada, the U.S. or globally. While some of these regulations are in effect, others remain in various phases of review, discussion or implementation, leading to uncertainties regarding the timing and effects of these emerging regulations, making it difficult to accurately determine the cost impacts and effects on our operations. Further efforts by governments and non-governmental organizations to reduce greenhouse gas emissions appear likely, which, together with existing efforts, may reduce demand for oil and natural gas and potentially lead to lower demand for our services.

Transition Impact

In addition to the physical and regulatory effects of climate change on our business, an increasing focus on the reduction of greenhouse gas emissions and a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy may result in lower oil and natural gas prices and depress the overall level of oil and natural gas exploration and production activity, impacting the demand for our services from the oil and natural gas industry. Additionally, if our reputation is diminished as a result of the industry we operate in or services we provide, it could result in increased operating or regulatory costs, reduce access to capital, lower shareholder confidence or loss of public support for our business. It may also encourage exploration and production companies to diversify and limit drilling to find other more energy efficient/green generating energy alternatives.

Poor safety performance could lead to lower demand for our services

Standards for accident prevention in the oil and natural gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements, and health and safety legislation. Safety is a key factor that customers consider when selecting an oilfield services company. A decline in our safety performance could result in lower demand for services, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. A public safety performance issue could also result in reputational damage to us or increased costs of operating and insuring assets.

We are subject to various health and safety laws, rules, legislation and guidelines which can impose material liability, increase our costs or lead to lower demand for our services.

Our business is subject to cybersecurity risks

We rely heavily on information technology systems and other digital systems for operating our business. Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and are increased by the growing complexity of our information technology systems. Cybersecurity attacks could include, but are not limited to, malicious software, attempts to gain unauthorized access to data and the unauthorized release, corruption or loss of data and personal information, account takeovers, and other electronic security breaches that could lead to disruptions in our critical systems. Other cyber incidents may occur as a result of natural disasters, telecommunication failure, utility outages, human error, design defects, and unexpected complications with technology upgrades. Risks associated with these attacks and other incidents include, among other things, loss of intellectual property, reputational harm, leaked information, improper use of our assets, disruption of our and our customers’ business operations and safety procedures, loss or damage to our data delivery systems, unauthorized disclosure of personal information which could result in administrative penalties and increased costs to prevent, respond to or mitigate cybersecurity events. Our increased use of technology, artificial intelligence and robotics in our service offerings could increase the potential impact that a cybersecurity incident or attack could have on our operations. Although we use various procedures and controls to mitigate our exposure to such risk, including cybersecurity risk assessments that are reviewed by our CGNRC, cybersecurity awareness programs for our employees, continuous monitoring of our information technology systems for threats, and insurance that may cover losses incurred as a result of certain cybersecurity attacks or incidents, cybersecurity attacks and other incidents are evolving and unpredictable. The occurrence of such an attack or incident could go unnoticed for a period of time. Any such attack or incident could have a material adverse effect on our business, financial condition, results of operations and cash flow.

32 Management's Discussion and Analysis

Relying on third-party suppliers has risks and shortages in supply of equipment could adversely impact our business

We source certain key rig components, raw materials, equipment and component parts from a variety of suppliers in Canada, the U.S. and internationally. We also outsource some or all construction services for drilling and service rigs, including new-build rigs, as part of our capital expenditure programs. We maintain relationships with several key suppliers and contractors and an inventory of key components, materials, equipment and parts. We also place advance orders for components that have long lead times. We may, however, experience cost increases, delays in delivery due to strong activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. Increased inflation may also result in cost increases for the key components, materials, equipment and parts we use in our business. In times of increased demand for drilling services, there may be shortages of components, materials, equipment, parts and services required for our business. If our current or alternate suppliers are unable to deliver the necessary components, materials, equipment, parts and services we require for our businesses, including the construction of new-build drilling rigs, it can delay service to our customers and have a material adverse effect on our business, financial condition, results of operations and cash flow.

Additionally, new laws in respect of forced labour and other human rights issues throughout the supply chain may result in increased compliance costs for us or a potential need to make changes to our supply chain.

Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry in which we operate in

Activist shareholders could advocate for changes to our corporate governance, operational practices and strategic direction, which could have an adverse effect on our reputation, business and future operations. In recent years, publicly traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for us to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on our reputation and divert the attention and resources of management and our Board, which could have an adverse effect on our business and operational results. Additionally, shareholder activism could create uncertainty about future strategic direction, resulting in loss of future business opportunities, which could adversely affect our business, future operations, profitability and our ability to attract and retain qualified personnel.

In addition to risks associated with activist shareholders, some institutional investors are placing an increased emphasis on ESG factors when allocating their capital. These investors may be seeking enhanced ESG disclosures or may implement policies that discourage investment in the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments in our industry, it could have an adverse effect on our financing costs and term and access to liquidity and capital. Additionally, if our reputation is diminished as a result of the industry we operate in or service, it could result in increased operation or regulatory costs, lower shareholder confidence or loss of public support for our business.

The loss of one or more of our larger customers or consolidation among our customers could have a material adverse effect on our business and our current backlog of contract drilling revenue may decline

In 2023, approximately 40% of our revenue was received from our ten largest drilling customers and approximately 16% of our revenue was received from our three largest drilling customers. The loss of one or more of our larger customers could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, financial difficulties experienced by customers could adversely impact their demand for our services and cause them to request amendments to our contracts with them.

Our fixed-term drilling contracts generally provide our customers with the ability to terminate the contracts at their election, with an early termination payment to us if the contract is terminated before the expiration of the fixed term. During depressed market conditions or otherwise, customers may be unable to satisfy their contractual obligations or may seek to terminate or renegotiate or otherwise fail to honor their contractual obligations. In addition, we may not be able to perform under these contracts due to events beyond our control, and our customers may seek to terminate or renegotiate our contracts for various reasons, without paying an early termination payment. As a result, we may not realize all of our contract drilling backlog. In addition, the termination or renegotiation of fixed-term contracts without receiving early termination payments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our contract drilling backlog may decline, as fixed-term drilling contract coverage over time may not be offset by new or renegotiated contracts or may be reduced by price adjustments to existing contracts, including as a result of the decline in the price of oil and natural gas, capital spending reductions by our customers or other factors.

Further, consolidation among oil and natural gas exploration and production companies may reduce the number of available customers. As exploration and production entities merge, they often seek operational synergies and cost efficiencies. This can lead to a reduction in the number of drilling services required. Also, integrated entities may opt for in-house drilling capabilities or favor established contracts with other service providers. This may result in increased competition for available contracts or contractual termination, potentially impacting pricing dynamics and profitability.

Precision Drilling Corporation 2023 Annual Report 33

Our operations are subject to foreign exchange risk

Our U.S. and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar and are mostly in U.S. dollars and currencies that are pegged to the U.S. dollar. This means that currency exchange rates can affect our income statement, balance sheet and statement of cash flow.

Translation into Canadian Dollars

When preparing our consolidated financial statements, we translate the financial statements for foreign operations that do not have a Canadian dollar functional currency into Canadian dollars. We translate assets and liabilities at exchange rates in effect at the period end date. We translate revenues and expenses using average exchange rates for the month of the transaction. We initially recognize gains or losses from these translation adjustments in other comprehensive income and reclassify them from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease our foreign currency-denominated net assets, which would increase or decrease shareholders’ equity. Changes in currency exchange rates will affect the amount of revenues and expenses we record for our U.S. and international operations, which will increase or decrease our net earnings. If the Canadian dollar strengthens against the U.S. dollar, the net earnings we record in Canadian dollars from our U.S. and international operations will be lower.

Transaction exposure

We have long-term debt denominated in U.S. dollars. We have designated our U.S. dollar denominated unsecured senior notes as a hedge against the net asset position of our U.S. and foreign operations. This debt is converted at the exchange rate in effect at the period end dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens against the U.S. dollar, we will incur a foreign exchange gain from the translation of this debt. Similarly, if the Canadian dollar weakens against the U.S. dollar, we will incur a foreign exchange loss from the translation of this debt. The vast majority of our international operations are transacted in U.S. dollars or U.S. dollar-pegged currencies. Transactions for our Canadian operations are primarily transacted in Canadian dollars. We occasionally purchase goods and supplies in U.S. dollars for our Canadian operations, and we maintain U.S. dollar cash in our Canadian operations.

We may be unable to access additional financing

We may need to obtain additional debt or equity financing in the future to support ongoing operations, undertake capital expenditures, repay existing or future debt including the Senior Credit Facility and the Senior Note Indentures, or pursue acquisitions or other business combination transactions. Volatility or uncertainty in the credit markets and inflationary pressure may increase costs associated with issuing debt or equity, and there is no assurance that we will be able to access additional financing when we need it, or on terms we find acceptable or favourable. Such volatility and uncertainty may be adversely impacted by potential negative perception of investing in the hydrocarbon industry. If we are unable to obtain financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments, or other business combination transactions, it could limit growth and may have a material adverse effect on our business, financial condition, results of operations, and cash flow. See also “Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry we operate in.”

Increasing interest rates may increase our cost of borrowing

Increases to the Canadian or United States benchmark interest rates may have an impact on our cost of borrowing under our Senior Credit Facility, Real Estate Credit Facilities and any debt financing we may negotiate. Actions by central banks to increase benchmark interest rates in reaction to inflation may increase our cost of borrowing and make the terms of borrowing less favourable to us.

Risks associated with turnkey drilling operations could adversely affect our business

We earn some of our revenue from turnkey drilling contracts. We expect that turnkey drilling will continue to be part of our service offering; however, turnkey contracts pose substantially more risk than wells drilled on a daywork basis. Under a typical turnkey drilling contract, we agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells and use subcontractors for related services. We typically do not receive progress payments and are entitled to payment by the customer only after we have met the full terms of the drilling contract. We sometimes encounter difficulties on wells and incur unanticipated costs, and not all the costs are covered by insurance. As a result, under turnkey contracts, we assume most of the risks associated with drilling operations that are generally assumed by customers under a daywork contract. Operating cost overruns or operational difficulties and higher contractual liabilities on turnkey jobs could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Mergers and acquisitions entail numerous risks and may disrupt our business or distract management

We consider and evaluate mergers and acquisitions of, or significant investments in, complementary businesses and assets as part of our business strategy. Mergers and acquisitions involve numerous risks, including unanticipated costs and liabilities, difficulty in integrating the operations and assets of the merged or acquired business, the ability to properly access and maintain an effective internal control environment over a merged or acquired company to comply with public reporting requirements, potential loss of key employees and customers of the merged or acquired companies, and an increase in our expenses and

34 Management's Discussion and Analysis

working capital requirements. Any merger or acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may incur substantial debt to finance future mergers and acquisitions and also may issue equity securities or convertible securities for mergers and acquisitions. Debt service requirements could be a burden on our results of operations and financial condition. We would also be required to meet certain conditions to borrow money to fund future mergers and acquisitions. Mergers and acquisitions could also divert the attention of management and other employees from our day-to-day operations and the development of new business opportunities. Even if we are successful in integrating future mergers and acquisitions into our operations, we may not derive the benefits such as operational, financial, or administrative synergies we expect from mergers and acquisitions, which may result in us committing capital resources and not receiving the expected returns. Additionally, failing to pursue appropriate mergers when opportune may also pose a risk to our competitive positioning and growth potential. We may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

Our operations face risks of interruption and casualty losses

Our operations face many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, loss of directional control, damaged or lost equipment, and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others, and damage to producing or potentially productive oil and natural gas formations that we drill through, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. Additionally, unexpected events such as unplanned power outages, natural disasters, supply disruptions, pandemic illness or other unforeseeable circumstances could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our worldwide operations could be disrupted by terrorism, acts of war, political sanctions, earthquakes, telecommunications failures, power or water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions (whether as a result of climate change or otherwise), medical epidemics or pandemics and other natural or manmade disasters or catastrophic events, for some of which may be self-insured. The occurrence of any of these business disruptions could result in difficulties in transporting our crews, hiring or managing personnel as well as other significant losses, that may adversely affect our business, financial conditions, results of operations and cash flow, and require substantial expenditures and recovery time in order to fully resume operations.

Generally, drilling and service rig contracts separate the responsibilities of a drilling or service rig company and the customer. We try to obtain indemnification from our customers by contract for some of these risks even though we also have insurance coverage to protect us. We cannot assure, however, that any insurance or indemnification agreements will adequately protect us against liability from all the consequences described above. If there is an event that is not fully insured or indemnified against, or a customer or insurer does not meet its indemnification or insurance obligations, it could result in substantial losses. In addition, we may not be able to get insurance to cover any or all these risks, or the coverage may not be adequate. Insurance premiums or other costs may rise significantly in the future, making the insurance prohibitively expensive or uneconomic. Significant events, including terrorist attacks in the U.S., wildfires, flooding, severe hurricane damage and well blowout damage in the U.S. Gulf Coast region, have resulted in significantly higher insurance costs, deductibles and coverage restrictions. When we renew our insurance, we may decide to self-insure at higher levels and assume increased risk to reduce costs associated with higher insurance premiums.

Business in our industry is seasonal and highly variable

Seasonal weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. During the spring months, wet weather and the spring thaw make the ground unstable, so municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment. This reduces activity and highlights the importance of the location of our equipment prior to the imposition of the road bans. The timing and length of road bans depend on weather conditions leading to the spring thaw and during the thawing period.

Additionally, certain oil and natural gas producing areas are located in parts of western Canada that are only accessible during the winter months because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Rigs and other necessary equipment cannot cross this terrain to reach the drilling site until the muskeg freezes. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or be unable to move to another site if the muskeg thaws unexpectedly. Our business activity depends, at least in part, on the severity and duration of the winter season.

Litigation and legal claims could have an adverse impact on our business

We may be subject to legal proceedings and governmental investigations from time to time related to our business and operations. Lawsuits or claims against us could have a material adverse effect on our business, financial condition, results of operations and cash flow. While we maintain insurance that may cover the cost of certain litigation or have indemnity provisions in our favor, we cannot assure that any insurance or indemnification agreement will cover the cost of theses liabilities, thus litigation or claims could negatively impact our business, reputation, financial condition and cash flow.

Precision Drilling Corporation 2023 Annual Report 35

Certain of our offerings use proprietary technology and equipment which can involve potential infringement of a third party’s rights or a third party’s infringement of our rights, including rights to intellectual property. From time to time, we or our customers may become involved in disputes over infringement of intellectual property rights relating to equipment or technology owned or used by us. As a result, we may lose access to important equipment or technology, be required to cease use of some equipment or technology, be forced to modify our drilling rigs or technology, or be required to pay license fees or royalties for the use of equipment or technology. In addition, we may lose a competitive advantage in the event we are unsuccessful in enforcing our rights against third parties, or third parties are successful in enforcing their rights against us. As a result, any technology disputes involving us or our customers or supplying vendors could have a material adverse impact on our business, financial condition and results of operations.

Unionization efforts and labor regulations could materially increase our costs or limit our flexibility

Efforts may be made from time to time to unionize portions of our workforce. We may be subject to strikes or work stoppages and other labor disruptions in connection with unionization efforts or renegotiation of existing contracts with unions. Unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase our labor costs, reduce our revenues and adversely impact our operations and cash flow.

There are risks associated with increased capital expenditures

The timing and amount of capital expenditures we incur, including those related to our AlphaTM technologies and EverGreenTM suite of environmental solutions, will directly affect the amount of cash available. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

A successful challenge by the tax authorities of expense deductions could negatively affect the value of our common shares

Taxation authorities may not agree with the classification of expenses we or our subsidiaries have claimed, or they may challenge the amount of interest expense deducted. If the taxation authorities successfully challenge our classifications or deductions, it could have a material adverse effect on our business financial condition, results of operations and cash flow.

Losing key management could reduce our competitiveness and prospects for future success

Our future success and growth depend partly on the expertise and experience of our key management. There is no assurance that we will be able to retain key management. Losing these individuals could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our assessment of capital assets for impairment may result in a non-cash charge against our consolidated net income

We are required to assess our capital asset balance for impairment when certain internal and external factors indicate the need for further analysis. When assessing impairment triggers and calculating impairment it is based on management’s estimates and assumptions. We may consider several factors, including any declines in our share price and market capitalization, lower future cash flow and earnings estimates, significantly reduced or depressed markets in our industry, and general economic conditions, among other things. Any impairment write-down to capital assets would result in a non-cash charge against net earnings, which could be material.

Our credit ratings may change

Credit ratings affect our financing costs, liquidity and operations over the long term and are intended as an independent measure of the credit quality of long-term debt. Credit ratings affect our ability to obtain short and long-term financing and the cost of this financing, and our ability to engage in certain business activities cost-effectively.

If a rating agency downgrades our current corporate credit rating or rating of debt, or changes our credit outlook to negative, it could have an adverse effect on our financing costs and access to liquidity and capital.

The price of our common shares can fluctuate

Several factors can cause volatility in our share price, including increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, failure to meet analysts’ expectations, changes in credit ratings, and speculation in the media or investment community about our financial condition or results of operations. General market conditions, the perception of the industry we operate in and service and Canadian, U.S. or international economic and social factors and political events unrelated to our performance may also affect the price of our shares. Investors should therefore not rely on past performance of our shares to predict the future performance of our shares or financial results. At times when our share price is relatively low, we may be subject to takeover attempts by certain companies or institutions acting opportunistically.

While there is currently an active trading market for our shares in the United States and Canada, we cannot guarantee that an active trading market will be sustained in either country. There could cease to be an active trading market due to, among other factors, minimum listing requirements of stock exchanges. If an active trading market in our shares is not sustained, the trading liquidity of our shares will be limited and the market value of our shares may be reduced.

36 Management's Discussion and Analysis

Selling additional shares could affect share value

While we have a normal course issuer bid in place under which we may acquire our own shares, in the future, we may issue additional shares to fund our needs or those of other entities owned directly or indirectly by us, as authorized by the Board. We do not need shareholder approval to issue additional shares, except as may be required by applicable stock exchange rules, and shareholders do not have any pre-emptive rights related to share issues (see Capital Structure on page 21).

As a foreign private issuer in the U.S., we may file less information with the SEC than a company incorporated in the U.S.

As a foreign private issuer, we are exempt from certain rules under the United States Exchange Act of 1934 (the Exchange Act) that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Our directors, officers and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a result, there may be less publicly available information about us than U.S. public companies and this information may not be provided as promptly. In addition, we are permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements, including preparing our financial statements in accordance with International Financial Reporting Standards (IFRS), which differs in some respects from U.S. GAAP. We are required to assess our foreign private issuer status under U.S. securities laws annually at the end of the second quarter. If we were to lose our status as a foreign private issuer under U.S. securities laws, we would be required to comply with U.S. securities and accounting requirements.

We have retained liabilities from prior reorganizations

We have retained all liabilities of our predecessor companies, including liabilities relating to corporate and income tax matters.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors

Management does not believe we are or will be treated as a passive foreign investment company (PFIC) for U.S. tax purposes. However, because PFIC status is determined annually and will depend on the composition of our income and assets from time to time, it is possible that we could be considered a PFIC in the future. This could result in adverse U.S. tax consequences for a U.S. investor. In particular, a U.S. investor would be subject to U.S. federal income tax at ordinary income rates, plus a possible interest charge, for any gain derived from a disposition of common shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our common shares would not be available if an individual holder dies.

An investor who acquires 10% or more of our common shares may be subject to taxation under the controlled foreign corporation (CFC) rules.

Under certain circumstances, a U.S. person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a CFC (generally, a foreign corporation where 10% or more U.S. shareholders own more than 50% of the voting power or value of the stock of the foreign corporation) for 30 straight days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for U.S. federal income tax purposes its pro rata share of certain income of the CFC even if the income is not distributed to the person. We are not currently a CFC, but this could change in the future.

Precision Drilling Corporation 2023 Annual Report 37

EVALUATION OF CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

We maintain internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a – 15(f) and 15d – 15(f) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) and under National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (NI 52-109).

Management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), has conducted an evaluation of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013).

There were no changes in our internal control over financial reporting in 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. Based on management’s assessment as at December 31, 2023, management has concluded that our internal control over financial reporting is effective.

The effectiveness of internal control over financial reporting as at December 31, 2023 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included in this annual report.

Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risk that controls may become inadequate.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in our interim and annual filings is reviewed, recognized and disclosed accurately and in the appropriate time period.

Management, including the CEO and CFO, carried out an evaluation, as at December 31, 2023, of the effectiveness of the design and operation of Precision’s disclosure controls and procedures, as defined in Rule 13a – 15(e) and 15d – 15(e) under the Exchange Act and NI 52-109. Based on that evaluation, the CEO and CFO have concluded that the design and operation of Precision’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act or Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in the rules and forms therein.

It should be noted that while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that these disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

38 Management's Discussion and Analysis

ADVISORIES

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION AND STATEMENTS

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this MD&A, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

Our forward-looking information and statements in this MD&A include, but are not limited to, the following:

▪
our strategic priorities for 2024
▪
our capital expenditures, free cash flow allocation and debt reduction plan for 2024
▪
anticipated activity levels in 2024
▪
anticipated demand for our drilling rigs
▪
plans for returns of capital to shareholders
▪
the average number of term contracts in place for 2024
▪
customer adoption of Alpha™ technologies and EverGreen™ suite of environmental solutions
▪
potential commercial opportunities and rig contract renewals
▪
our future debt reduction plans
▪
our outlook on oil and natural gas prices
▪
target Net Debt to Adjusted EBITDA
▪
the potential impact liquefied natural gas export development could have on North American drilling activity
▪
our expectations that new or newer rigs will enter the markets we currently operate in, and
▪
our ability to remain compliant with our Senior Credit Facility and Real Estate Credit Facility financial debt covenants.

The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

▪
the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets
▪
the status of current negotiations with our customers and vendors
▪
customer focus on safety performance
▪
existing term contracts are neither renewed or terminated prematurely
▪
continued market demand for our drilling rigs
▪
our ability to deliver rigs to customers on a timely basis
▪
the impact of climate change on our business
▪
the general stability of the economic and political environment in the jurisdictions in which we operate, and
▪
the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

▪
volatility in the price and demand for oil and natural gas
▪
fluctuations in the level of oil and natural gas exploration and development activities
▪
fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services
▪
our customers’ inability to obtain adequate credit or financing to support their drilling and production activity
▪
changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
▪
shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
▪
liquidity of the capital markets to fund customer drilling programs
▪
availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
▪
the physical, regulatory and transition impacts of climate change
▪
the impact of weather and seasonal conditions on operations and facilities
▪
competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services
▪
ability to improve our rig technology to improve drilling efficiency
▪
disease outbreaks which could impact demand for our services or impact our operations
▪
public health crises that impact demand for our services and our business
▪
general political, economic, market or business conditions
▪
the availability of qualified personnel and management
▪
a decline in our safety performance which could result in lower demand for our services
▪
business interruptions related to cybersecurity risks
▪
changes to, and new laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could

Precision Drilling Corporation 2023 Annual Report 39

have an adverse impact on the demand for oil and natural gas
▪
terrorism, social, civil and political unrest globally or in the foreign jurisdictions where we operate
▪
fluctuations in foreign exchange, interest rates and tax rates, and
▪
other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in this MD&A under the section titled “Risks in our Business” and in reports on file with securities regulatory authorities from time to time, including but not limited to our Annual Information Form (AIF) for the year ended December 31, 2023, which you can find in our profile on SEDAR+ (www.sedarplus.ca) or in our profile on EDGAR ( www.sec.gov).

All of the forward-looking information and statements made in this MD&A are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this MD&A are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Forward-looking information and statements in this MD&A may also address our sustainability plans and progress. The inclusion of these statements is not an indication that these contents are necessarily material to investors and certain standards for measuring progress for sustainability are still developing (including for emissions disclosures).

FINANCIAL MEASURES AND RATIOS

NON-GAAP FINANCIAL MEASURES

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization ), as reported in our Consolidated Statements of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).

Funds provided by (used in) operations

We believe funds provided by (used in) operations, as reported in our Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net capital spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

Year ended December 31 (in thousands of dollars)	2023	2022	2021
Capital spending by spend category
Expansion and upgrade	63,898	63,305	19,006
Maintenance and infrastructure	162,851	120,945	56,935
	226,749	184,250	75,941
Proceeds on sale of property, plant and equipment	(23,841)	(37,198)	(13,086)
Net capital spending	202,908	147,052	62,855
Business acquisitions	28,646	10,200	—
Proceeds from sale of investments and other assets	(10,013)	—	—
Purchase of investments and other assets	5,343	617	3,500
Receipt of finance lease payments	(255)	—	—
Changes in non-cash working capital balances	(11,845)	(13,454)	(9,742)
Cash used in investing activities	214,784	144,415	56,613

40 Management's Discussion and Analysis

Working capital	We define working capital as current assets less current liabilities, as reported in our Consolidated Statements of Financial Position. Working capital is calculated as follows:

Year ended December 31 (in thousands of dollars)	2023	2022	2021
Current assets	510,881	470,670	319,757
Current liabilities	(365,642)	(410,029)	(238,120)
Working capital	145,239	60,641	81,637

NON-GAAP RATIOS
We reference certain additional non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue

We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Consolidated Statements of Net Earnings (Loss), provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Net Debt to Adjusted EBITDA

We believe the Net Debt (long-term debt less cash, as reported in our Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.

SUPPLEMENTARY FINANCIAL MEASURES
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital spending by spend category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.
Enterprise Value

We calculate our Enterprise Value as our market capitalization (outstanding common shares multiplied by our share price at the reporting date) plus our long-term debt less cash, as reported in our Consolidated Statements of Financial Position.

Long-term debt to cash provided by (used in) operations	We calculate our long-term debt, as reported in our Consolidated Statements of Financial Position, to cash provided by (used in) operations, as reported in our Consolidated Statements of Cash Flows.
Working capital ratio	We define our working capital ratio as current assets divided by current liabilities, as reported in our Consolidated Statements of Financial Position.

Precision Drilling Corporation 2023 Annual Report 41

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The accompanying Consolidated Financial Statements and all information in this Annual Report are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with the accounting policies in the Notes to the Consolidated Financial Statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at reporting date. In the opinion of management, the Consolidated Financial Statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and appropriate in the circumstances. The financial information elsewhere in this Annual Report has been reviewed to ensure consistency with that in the Consolidated Financial Statements.

Management has prepared the Management’s Discussion and Analysis (MD&A). The MD&A is based on the financial results of Precision Drilling Corporation (the Corporation) prepared in accordance with IFRS as issued by the IASB. The MD&A compares the audited financial results for the years ended December 31, 2023 and December 31, 2022.

Management is responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting and is supported by an internal audit function that conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of, and with direction from, our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2023. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as of December 31, 2023.

KPMG LLP (KPMG), a Registered Public Accounting Firm, was engaged, as approved by a vote of shareholders at the Corporation’s most recent annual meeting, to audit the Consolidated Financial Statements and provide an independent professional opinion.

KPMG also completed an audit of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2023, as stated in its report included in this Annual Report and has expressed an unqualified opinion on the effectiveness of internal control over financial reporting as of December 31, 2023.

The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and KPMG of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and KPMG major issues as to the adequacy of the Corporation’s internal controls. KPMG has unrestricted access to the Audit Committee to discuss its audit and related matters. The Consolidated Financial Statements have been approved by the Board of Directors and its Audit Committee.

/s/ Kevin A. Neveu	/s/ Carey T. Ford

Kevin A. Neveu	Carey T. Ford
President and Chief Executive Officer	Chief Financial Officer
Precision Drilling Corporation	Precision Drilling Corporation

March 4, 2024	March 4, 2024

42 Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Precision Drilling Corporation and subsidiaries (the Corporation) as of December 31, 2023 and 2022, the related consolidated statements of net earnings (loss), comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2024 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of indicators of impairment for the Contract Drilling and Completion and Production Services cash generating units (CGUs)

As discussed in notes 3(f), 3(p) and 7(a) to the consolidated financial statements, the Corporation reviews the carrying amount of each of the CGUs at each reporting date to determine whether an indicator of impairment exists based on an analysis of relevant internal and external factors. The Corporation analyzes indicators that a CGU may be impaired such as financial performance of the CGU compared to historical results and forecasts and consideration of the Corporation’s market capitalization. The Corporation did not identify an indicator of impairment within the Corporation’s Contract Drilling or Completion and Production Services CGUs as at December 31, 2023. Accordingly, no impairment tests were performed on the Contract Drilling or Completion and Production Services CGUs as at December 31, 2023. Total assets recognized in the Contract Drilling and Completion and Production Services CGUs at December 31, 2023 were approximately $2,565,495 thousand and $272,724 thousand, respectively.

We identified the assessment of indicators of impairment for the Corporation’s Contract Drilling and Completion and Production Services CGUs as a critical audit matter. Complex auditor judgement was required in evaluating the amount of earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals and depreciation and amortization (Adjusted EBITDA) budgeted for 2024 for the Contract Drilling and Completion and Production Services CGUs, used in the indicator of impairment assessment for comparison to the Adjusted EBITDA for 2023 and consideration of the Corporation’s market capitalization on the Corporation’s impairment indicator assessment.

Precision Drilling Corporation 2023 Annual Report 43

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control related to this critical audit matter. This included controls related to the Corporation’s identification and evaluation of indicators that the Contract Drilling and Completion and Production Services CGUs may be impaired, which includes the comparison of the Adjusted EBITDA budgeted for 2024 to the Adjusted EBITDA for 2023 and past impairment tests, and the assessment of the Corporation’s market capitalization.

We evaluated the Corporation’s 2024 budgeted Adjusted EBITDA for the Contract Drilling and Completion and Production Services CGUs by comparing it to historical results considering the impact of changes in conditions and events affecting the Contract Drilling and Completion and Production Services CGUs. We compared the Corporation’s 2023 budgeted Adjusted EBITDA for the Contract Drilling and Completion and Production Services CGUs to actual results in 2023 to assess the Corporation’s ability to accurately forecast. We evaluated the changes in market capitalization over the year and its impact on the Corporation’s impairment indicator analysis.

Assessment of acquisition-date fair value measurement of Rig Equipment included in Property, Plant and Equipment in a business combination

As discussed in Note 4 to the consolidated financial statements, the Corporation acquired CWC Energy Services Corp. (CWC) in a business combination that was completed on November 8, 2023 (the acquisition-date). As a result of the transaction, the Corporation acquired Rig Equipment included in property, plant and equipment (PP&E) with an acquisition-date fair value of $120,965 thousand. The measurement of the estimated fair value of the Rig Equipment included in PP&E is based on a combination of approaches, including the market approach and cost approach, which applies significant assumptions related to the price at which comparable assets would transact at in the secondary market, or the estimate of depreciated replacement cost for comparable assets.

The Corporation engaged an independent third-party valuator to estimate the acquisition-date fair value over a portion of the Rig Equipment included in PP&E. The Corporation used the appraisal findings of the third-party valuator for comparable assets in estimating the acquisition-date fair value of the remaining Rig Equipment included in PP&E.

We identified the evaluation of the acquisition-date fair value of Rig Equipment included in PP&E acquired through business combinations as a critical audit matter. Significant auditor judgment was required regarding the application of the approach and significant assumptions with respect to the estimated acquisition-date fair value of Rig Equipment included in PP&E. Additionally, the evaluation of the acquisition-date value of Rig Equipment included in PP&E required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to this critical audit matter. This included controls related to the Corporation’s determination of the fair value measurement of Rig Equipment included in PP&E, and the Corporation’s analysis of the appraisal report assumptions and resulting appraised value over a portion of the Rig Equipment, and the application of the appraisal to comparable assets, included in PP&E.

We evaluated the competence, capabilities and objectivity of the independent third-party valuator engaged by the Corporation.

We involved our valuation professionals with specialized skills and knowledge who assisted in assessing the appropriateness of the application of the valuation approach and the appropriateness of the significant assumptions with respect to the acquisition-date fair value of Rig Equipment included in PP&E estimated by the Corporation by comparing the Corporation’s estimate of acquisition-date fair value of Rig Equipment included in PP&E to market and cost approach for comparable assets.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Corporation’s auditor since 1987.

Calgary, Canada

March 1, 2024

44 Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Precision Drilling Corporation’s (and subsidiaries’) (the Corporation) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Corporation as of December 31, 2023 and 2022, the related consolidated statements of net earnings (loss), comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 1, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

March 1, 2024

Precision Drilling Corporation 2023 Annual Report 45

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in thousands of Canadian dollars)		December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash		$54,182	$21,587
Accounts receivable	(Note 23)	421,427	413,925
Inventory		35,272	35,158
Total current assets		510,881	470,670
Non-current assets:
Income taxes recoverable		682	1,602
Deferred tax assets	(Note 13)	73,662	455
Property, plant and equipment	(Note 7)	2,338,088	2,303,338
Intangibles	(Note 8)	17,310	19,575
Right-of-use assets	(Note 11)	63,438	60,032
Finance lease receivables		5,003	—
Investments and other assets		9,971	20,451
Total non-current assets		2,508,154	2,405,453
Total assets		$3,019,035	$2,876,123
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(Note 23)	$342,382	$392,053
Income tax payable		3,026	2,991
Current portion of lease obligations		17,386	12,698
Current portion of long-term debt	(Note 9)	2,848	2,287
Total current liabilities		365,642	410,029
Non-current liabilities:
Share-based compensation	(Note 12)	25,122	60,133
Provisions and other	(Note 15)	7,140	7,538
Lease obligations		57,124	52,978
Long-term debt	(Note 9)	914,830	1,085,970
Deferred tax liabilities	(Note 13)	73,515	28,946
Total non-current liabilities		1,077,731	1,235,565
Shareholders’ equity:
Shareholders’ capital	(Note 16)	2,365,129	2,299,533
Contributed surplus		75,086	72,555
Deficit		(1,012,029)	(1,301,273)
Accumulated other comprehensive income	(Note 18)	147,476	159,714
Total shareholders’ equity		1,575,662	1,230,529
Total liabilities and shareholders’ equity		$3,019,035	$2,876,123

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

/s/ William T. Donovan	/s/ Steven W. Krablin

William T. Donovan Director	Steven W. Krablin Director

46 Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF Net Earnings (Loss)

Years ended December 31, (Stated in thousands of Canadian dollars, except per share amounts)		2023	2022
Revenue	(Note 5)	$1,937,854	$1,617,194
Expenses:
Operating	(Note 23)	1,204,548	1,124,601
General and administrative	(Note 23)	122,188	180,988
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization		611,118	311,605
Depreciation and amortization	(Note 7, 8, 11)	297,557	279,035
Gain on asset disposals	(Note 7)	(24,469)	(29,926)
Loss on asset decommissioning	(Note 7)	9,592	—
Foreign exchange		(1,667)	1,278
Finance charges	(Note 10)	83,414	87,813
Loss (gain) on investments and other assets		6,810	(12,452)
Gain on acquisition	(Note 4)	(25,761)	—
Gain on repurchase of unsecured senior notes		(137)	—
Earnings (loss) before income taxes		265,779	(14,143)
Income taxes:	(Note 13)
Current		4,494	4,362
Deferred		(27,959)	15,788
		(23,465)	20,150
Net earnings (loss)		$289,244	$(34,293)
Net earnings (loss) per share:	(Note 17)
Basic		$21.03	$(2.53)
Diluted		$19.53	$(2.53)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE Income (Loss)

Years ended December 31, (Stated in thousands of Canadian dollars)	2023	2022
Net earnings (loss)	$289,244	$(34,293)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(33,433)	106,669
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	21,195	(81,735)
Comprehensive income (loss)	$277,006	$(9,359)

See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2023 Annual Report 47

CONSOLIDATED STATEMENTS OF CASH FLOWs

Years ended December 31, (Stated in thousands of Canadian dollars)		2023	2022
Cash provided by (used in):
Operations:
Net earnings (loss)		$289,244	$(34,293)
Adjustments for:
Long-term compensation plans		6,659	60,094
Depreciation and amortization		297,557	279,035
Gain on asset disposals		(24,469)	(29,926)
Loss on asset decommissioning		9,592	—
Foreign exchange unrealized		(866)	638
Finance charges		83,414	87,813
Income taxes		(23,465)	20,150
Other		(229)	542
Loss (gain) on investments and other assets		6,810	(12,452)
Gain on acquisition		(25,761)	—
Loss on redemption and repurchase of unsecured senior notes		(137)	—
Income taxes paid		(3,103)	(3,263)
Income taxes recovered		24	24
Interest paid		(83,037)	(85,678)
Interest received		1,176	310
Funds provided by operations		533,409	282,994
Changes in non-cash working capital balances	(Note 23)	(32,838)	(45,890)
Cash provided by operations		500,571	237,104

Investments:
Purchase of property, plant and equipment	(Note 7)	(224,960)	(184,250)
Purchase of intangibles	(Note 8)	(1,789)	—
Proceeds on sale of property, plant and equipment		23,841	37,198
Proceeds from sale of investments and other assets		10,013	—
Business acquisitions, net	(Note 4)	(28,646)	(10,200)
Purchase of investments and other assets		(5,343)	(617)
Receipt of finance lease payments		255	—
Changes in non-cash working capital balances	(Note 23)	11,845	13,454
Cash used in investing activities		(214,784)	(144,415)

Financing:
Issuance of long-term debt	(Note 9)	162,649	144,889
Repayment of long-term debt	(Note 9)	(375,237)	(250,749)
Repurchase of share capital	(Note 16)	(29,955)	(10,010)
Lease payments		(9,423)	(7,134)
Issuance of common shares from the exercise of options		—	9,833
Cash used in financing activities		(251,966)	(113,171)

Effect of exchange rate changes on cash		(1,226)	1,481
Increase (decrease) in cash		32,595	(19,001)
Cash, beginning of year		21,587	40,588
Cash, end of year		$54,182	$21,587

See accompanying notes to consolidated financial statements.

48 Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in thousands of Canadian dollars)	Shareholders’ Capital (Note 16)	Contributed Surplus	Accumulated Other Comprehensive Income (Note 18)	Deficit	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529
Net earnings	—	—	—	289,244	289,244
Other comprehensive loss	—	—	(12,238)	—	(12,238)
Acquisition share consideration	75,588	—	—	—	75,588
Settlements of Executive Performance and Restricted Share Units	19,206	—	—	—	19,206
Share repurchases	(29,955)	—	—	—	(29,955)
Redemption of non-management directors share units	757	—	—	—	757
Share-based compensation expense	—	2,531	—	—	2,531
Balance at December 31, 2023	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662

(Stated in thousands of Canadian dollars)	Shareholders’ Capital (Note 16)	Contributed Surplus	Accumulated Other Comprehensive Income (Note 18)	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss	—	—	—	(34,293)	(34,293)
Other comprehensive income	—	—	24,934	—	24,934
Share-based payment reclassification	14,083	(219)	—	—	13,864
Share repurchase	(10,010)	—	—	—	(10,010)
Share options exercised	14,016	(4,183)	—	—	9,833
Share-based compensation expense	—	646	—	—	646
Balance at December 31, 2022	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529

See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2023 Annual Report 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PREPARATION

(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Board of Directors on March 1, 2024.

(b) Basis of Measurement

The consolidated financial statements have been prepared using the historical cost basis and are presented in thousands of Canadian dollars.

(c) Use of Estimates and Judgements

The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in the preparation of the consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes. The Corporation reviews its estimates and assumptions on an ongoing basis. Adjustments that result from a change in estimate are recorded in the period in which they become known. Estimates are more difficult to determine, and the range of potential outcomes can be wider, in periods of higher volatility and uncertainty. The impacts of the COVID-19 pandemic and the recovery therefrom coupled with several factors including higher levels of uncertainty due the Russian invasion of Ukraine and its impact on energy markets, rising interest and inflation rates, and constrained supply chains have created a higher level of volatility and uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material. Significant estimates and judgements used in the preparation of the consolidated financial statements are described in Note 3(a), (d), (e), (f), (g), (h), (i), (o), and (p).

Climate-related risks and opportunities may have a future impact on the Corporation and its estimates and judgements, including but not limited to the useful life and residual value of its property, plant and equipment and the measurement of projected cash flows when identifying impairment triggers, performing tests for impairment or impairment recoveries, when available, of non-financial assets.

The Corporation evaluated the remaining useful lives and residual values of its property, plant and equipment, concluding they remain reasonable given the current estimate of the demand period for oil and natural gas extractive services well exceeds their remaining useful lives. In addition, the Corporation’s property, plant and equipment, including drill rig equipment, adapts to numerous low-carbon projects, including but not limited to, geothermal drilling, carbon capture and storage and the extraction of helium and hydrogen gas.

In future periods, if indications of impairment of non-financial assets exist, the Corporation’s measurement of projected cash flows may be exposed to higher estimation uncertainty, including but not limited to the Corporation’s continued capital investment required to lower the carbon intensity of its property, plant and equipment, period and growth expectations used to calculate terminal values and the Corporation’s weighted average cost of capital.

(d) Environmental Reporting Regulations

Environmental reporting continues to evolve and the Corporation may be subject to additional future disclosure requirements. The International Sustainability Standards Board has issued two IFRS Sustainability Disclosure Standards with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Securities Administrators have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. Precision continues to monitor developments on these reporting requirements as it progresses with its determination of the financial implications of complying with these regulations.

50 Notes to Consolidated Financial Statements

NOTE 3. MATERIAL ACCOUNTING POLICIES

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships, substantially all of which are wholly owned. The consolidated financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances and transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are considered. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

An associate is an entity for which the Corporation has significant influence and thereby has the power to participate in the financial and operational decisions but does not control or jointly control the investee. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and subsequently adjusted for the proportionate share of the investee's net assets. The Corporation's consolidated financial statements include its share of the investee's net earnings (loss) and other comprehensive income (loss) until the date that significant influence ceases.

Precision does not hold interests in any special-purpose entities.

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statements of net earnings (loss). Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.

(b) Cash

Cash consists of cash and short-term investments with original maturities of three months or less.

(c) Inventory

Inventory is primarily comprised of operating supplies and carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d) Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in net earnings as incurred.

Property, plant, and equipment are depreciated as follows:

	Expected Life	Salvage Value	Basis of Depreciation
Drilling rig equipment:
– Power & Tubulars	5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Service rig equipment	20 years	10%	straight-line
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	up to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line

Precision Drilling Corporation 2023 Annual Report 51

Property, plant and equipment are depreciated based on estimates of useful lives and salvage values. These estimates consider data and information from various sources including vendors, industry practice, and Precision’s own historical experience and may change as more experience is gained, market conditions shift, or technological advancements are made.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal to the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of net earnings (loss).

Determination of which parts of the drilling rig equipment represent significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts, are matters of judgement. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

The estimated useful lives, residual values and method and components of depreciation are reviewed annually, and adjusted prospectively, if appropriate.

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits of the specific asset to which they relate.

Intangible assets are amortized based on estimates of useful lives. These estimates consider data and information from various sources including vendors and Precision’s own historical experience and may change as more experience is gained or technological advancements are made.

Amortization is recognized in net earnings using the straight-line method over the estimated useful lives of the respective assets. Precision’s loan commitment fees are amortized over the term of the respective facility. Software is amortized over its expected useful life of up to 10 years.

The estimated useful lives and methods of amortization are reviewed annually and adjusted prospectively if appropriate.

(f) Impairment of Non-Financial Assets

The carrying amounts of the Corporation’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit or CGU). Judgement is required in the aggregation of assets into CGUs.

If any such indication exists, then the asset or CGU’s recoverable amount is estimated. Judgement is required when evaluating whether a CGU has indications of impairment.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g) Income Taxes

Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. The effect of a change in tax rates on deferred tax assets and

52 Notes to Consolidated Financial Statements

liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Corporation is subject to taxation in numerous jurisdictions. Uncertainties exist with respect to the interpretation of complex tax regulations and require significant judgement. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as the experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

(h) Revenue from Contracts with Customers

Precision recognizes revenue from a variety of sources. In general, customer invoices are issued upon rendering all performance obligations for an individual well-site job. Under the Corporation’s standard contract terms, customer payments are to be received within 28 days of the customer’s receipt of an invoice.

Contract Drilling Services

The Corporation contracts individual drilling rig packages, including crews and support equipment, to its customers. Depending on the customer’s drilling program, contracts may be for a single well, multiple wells or a fixed term. Revenue from contract drilling services is recognized over time from spud to rig release on a daily basis. Operating days are measured through industry standard tour sheets that document the daily activity of the rig. Revenue is recognized at the applicable day rate for each well, based on rates specified in the drilling contract.

The Corporation provides services under turnkey contracts, whereby Precision is required to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized over time using the input method based on costs incurred to date in relation to estimated total contract costs, as that most accurately depicts the Corporation’s performance.

Completion and Production Services

The Corporation provides a variety of well completion and production services including well servicing. In general, service rigs do not involve long-term contracts or penalties for termination. Revenue is recognized daily upon completion of services. Operating days are measured through daily tour sheets and field tickets. Revenue is recognized at the applicable daily or hourly rate, as stipulated in the contract.

The Corporation offers its customers a variety of oilfield equipment for rental. Rental revenue is recognized daily at the applicable rate stated in the rental contract. Rental days are measured through field tickets.

The Corporation provides accommodation and catering services to customers in remote locations. Customers contract these services either as a package or individually for a fixed term. For accommodation services, the Corporation supplies camp equipment and revenue is recognized over time on a daily basis, once the equipment is on-site and available for use, at the applicable rate stated in the contract. For catering services, the Corporation recognizes revenue daily according to meals served. Accommodation and catering services provided are measured through field tickets.

(i) Provisions

Provisions are recognized when the Corporation has a present obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Precision maintains a provision for the deductible and uninsured portions of workers’ compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the dates of the statements of financial position. In addition, the accrual includes management’s estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based on historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and, as a result, the estimates made as of the reporting dates may change. The current portion of the provision is presented within accounts payables and accrued liabilities.

Precision Drilling Corporation 2023 Annual Report 53

(j) Share-Based Incentive Compensation Plans

The Corporation has established several cash-settled share-based incentive compensation plans for non-management directors, officers, and other eligible employees. The estimated fair value of amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

The Corporation has an employee share purchase plan that allows eligible employees to purchase common shares through payroll deductions.

Prior to January 1, 2012, the Corporation had an equity-settled deferred share unit plan whereby non-management directors of Precision could elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense was recognized based on the fair value price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders’ capital. The Corporation continues to have obligations under this plan.

The Corporation has a share option plan for certain eligible employees. Under this plan, the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model, and that value is recorded as compensation expense over the grant’s vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders’ capital.

(k) Foreign Currency Translation

Transactions of the Corporation’s individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities’ functional currency are translated at rates in effect at the time of the transaction. At each period end, monetary assets and liabilities are translated at the prevailing period-end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations, which are deferred and included in other comprehensive income.

For the purpose of preparing the Corporation’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the period end date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.

Change in functional currency

On July 1, 2023, as a result of changing facts and circumstances in the current year, a subsidiary of the Corporation changed its functional currency from U.S. Dollars (USD) to Kuwaiti Dinar (KWD) to reflect the business activities within the primary economic environment in which the subsidiary operates. The changes in facts and circumstances that led to this determination included, but were not limited to, the expiration of multiple material USD denominated customer drilling contracts and the execution of multiple material KWD denominated customer drilling contracts. The change in functional currency was applied prospectively, in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, on July 1, 2023, with the assets and liabilities of the subsidiary being converted into KWD from USD at a fixed exchange rate of USD1 : KWD3.24.

(l) Per Share Amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity-based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity-based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity-based compensation arrangements and shares repurchased from the related proceeds.

54 Notes to Consolidated Financial Statements

(m) Financial Instruments

i) Non-Derivative Financial Instruments:

Financial assets and liabilities are classified and measured at amortized cost, fair value through other comprehensive income or fair value through net earnings. The classification of financial assets and liabilities is generally based on the business model in which the asset or liability is managed and its contractual cash flow characteristics. Financial assets held within a business model whose objective is to collect contractual cash flows and whose contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. After their initial fair value measurement, accounts receivable, accounts payable and accrued liabilities and long-term debt are classified and measured at amortized cost using the effective interest rate method.

Upon initial recognition of a non-derivative financial asset, a loss allowance is recorded for Expected Credit Losses (ECL). Loss allowances for trade receivables are measured based on lifetime ECL that incorporates historical loss information and is adjusted for current economic and credit conditions.

ii) Derivative Financial Instruments:

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through net earnings and are recorded on the statements of financial position at estimated fair value. Transaction costs are recognized in net earnings when incurred.

Derivatives embedded in financial assets are never separated. Rather, the financial instrument as a whole is assessed for classification. Derivatives embedded in financial liabilities are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives in financial liabilities are recorded on the statements of financial position at estimated fair value and changes in the fair value are recognized in earnings.

(n) Hedge Accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations from fluctuations in foreign exchange rates. To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while ineffective portions are recorded through net earnings.

A reduction in the fair value of the net investment in the foreign operations or increase in the foreign currency long-term debt balance may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings and the corresponding exchange gains or losses arising from the translation of the foreign operation are recorded through net earnings upon dissolution or substantial dissolution of the foreign operation.

(o) Leases

At inception, Precision assesses whether its contracts contain a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The assessment of whether a contract conveys the right to control the use of an identified asset considers whether:

▪
the contract involves the use of an identified asset and the substantive substitution rights of the supplier. If the supplier has a substantive substitution right, then the asset is not identified;
▪
the lessee’s right to obtain substantially all of the economic benefits from the use of the asset; and
▪
the lessee’s right to direct the use of the asset, including decision-making to change how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, Precision allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Leases in which Precision is a lessee

Precision recognizes a right-of-use asset and corresponding lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for lease payments made on or before the commencement date, incurred initial direct costs, estimated site retirement costs and any lease incentives received.

Precision Drilling Corporation 2023 Annual Report 55

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are consistent with those of property, plant and equipment. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the minimum lease payments not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Precision’s incremental borrowing rate. Generally, Precision uses its incremental borrowing rate as the discount rate for those leases in which it is the lessee.

Lease payments included in the measurement of the lease obligation comprise the following:

▪
fixed payments, including in-substance fixed payments;
▪
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
▪
amounts expected to be payable under a residual value guarantee; and
▪
the exercise price under a purchase option that Precision is reasonably certain to exercise, lease payments in an optional renewal period if Precision is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Precision is reasonably certain not to terminate early.

The lease obligation is measured at amortized cost using the effective interest method. The measurement of lease obligations requires the use of certain estimates and assumptions including discount rates, exercise of lease term extension options, and escalating lease rates. It is remeasured when there is a change in:

▪
future lease payments arising from a change in an index or rate;
▪
the estimated amount expected to be payable under a residual value guarantee; or
▪
the assessment of whether Precision will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in net earnings if the carrying amount of the right-of-use asset has been reduced to zero.

Leases in which Precision is a lessor

When Precision acts as a lessor, at inception, Precision evaluates the classification as either a finance or operating lease.

To classify each lease, Precision makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease, if not, then it is an operating lease.

When acting as a sub-lessor, Precision accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease then Precision classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, Precision applies IFRS 15 to allocate the consideration in the contract. Precision recognizes lease payments received under operating leases for drilling rigs as income on a systematic basis, drilling days, over the lease term as part of revenue.

(p) Critical Accounting Assumptions and Estimates

i) Impairment of Long-Lived Assets

At each reporting date, the Corporation reviews the carrying amount of assets in each CGU to determine whether an indicator of impairment exists. The Corporation’s analysis is based on relevant internal and external factors that indicate a CGU may be impaired such as the obsolescence or planned disposal of significant assets, financial performance of the CGU compared to forecasts, and past impairment tests, with a focus upon earnings before income tax, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization (Adjusted EBITDA), and consideration of the Corporation’s market capitalization.

When indications of impairment exist within a CGU, a recoverable amount is determined which requires assumptions to estimate future discounted cash flows. These estimates and assumptions include future drilling activity and margins and the resulting estimated Adjusted EBITDA associated with the CGU and the discount rate used to present value the estimated cash flows. In selecting a discount rate, the Corporation uses observable market data inputs to develop a rate that the Corporation believes approximates the discount rate of market participants.

Although the Corporation believes the assumptions and estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such assumptions and estimations are subject to significant uncertainty and judgement.

56 Notes to Consolidated Financial Statements

ii) Income Taxes

Significant estimation and assumptions are required in determining the provision for income taxes. The recognition of deferred tax assets in respect of deductible temporary differences and unused tax losses and credits is based on the Corporation’s estimation of future taxable profit against which these differences, losses and credits may be used. The assessment is based upon existing tax laws and estimates of the Corporation’s future taxable income. These estimates may be materially different from the actual final tax return in future periods.

iii) Business Combinations

The determination of fair value is estimated based on information available at the date of acquisition and requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment generally requires significant judgement.

The measurement of the estimated fair value of acquired property, plant, and equipment is based on a combination of approaches, including the market approach, which applies significant assumptions related to the price at which comparable assets would be sold. Minor changes to these assumptions could have resulted in a significant impact to the fair value of property, plant and equipment acquired.

(q) Accounting Standards Adopted January 1, 2023

i) Material accounting policy information

The Corporation adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements.

The amendments require the disclosure of 'material', rather than 'significant', accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

Management reviewed the accounting policies and made updates to the information disclosed in certain instances in line with the amendments.

(ii) Global minimum top-up tax

The Corporation adopted the International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12) upon their release on May 23, 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure.

The mandatory exception applies retrospectively. However, because no new legislation to implement the top-up tax was enacted or substantively enacted at December 31, 2023 in any jurisdiction in which Precision operates and no related deferred tax was recognized at that date, the retrospective application has no impact on the Corporation's consolidated financial statements.

(r) Accounting Standards and Amendments not yet Effective

The IASB has issued several new standards and amendments to existing standards that will become effective for periods subsequent to December 31, 2023. Accordingly, these new standards and amendments were not applied when preparing these consolidated financial statements. For each standard, Precision has assessed or is in the process of assessing the impact these new standards and amendments will have on its consolidated financial statements.

Standards and Amendments	Effective for periods beginning on or after	Impact to Precision Drilling Corporation
Non-current Liabilities with Covenants	January 1, 2024	Review in-progress
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)	January 1, 2024	Review in-progress
Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)	January 1, 2024	Review in-progress
Lack of Exchangeability (Amendments to IAS 21)	January 1, 2025	Review in-progress

NOTE 4. BUSINESS COMBINATION

(a) CWC Energy Services Corp.

On November 8, 2023, Precision acquired all of the issued and outstanding shares of CWC Energy Services Corp. (CWC) for consideration of $89 million, which included the issuance of 947,807 Precision common shares and cash of $14 million.

With this acquisition, Precision substantially increased the size and scale of its Canadian well servicing operations and expanded its geographic footprint into complementary regions. Precision added 62 marketable service rigs to its fleet along with experienced crews and field personnel and operating facilities. Precision also added 18 high-quality drilling rigs to its fleet,

Precision Drilling Corporation 2023 Annual Report 57

including seven drilling rigs in Canada and 11 drilling rigs in the U.S. The addition of the U.S. drilling rigs expanded the Corporation's operations into Wyoming, further diversifying its serviceable U.S. basins.

Precision incurred $3 million of various transaction costs related to the business combination, which were recognized as an expense in the statements of net earnings (loss). These costs were primarily related to advisory, legal, consulting and other transaction costs.

The following table summarizes the allocation of the purchase price:

(Stated in thousands of Canadian dollars)
Consideration:
Number of shares issued	947,807
Share price at issuance	$79.75
Common shares	$75,588
Cash	13,726
Total consideration	$89,314

Allocation of purchase price
Cash	13,080
Accounts receivable	41,641
Property, plant and equipment	140,965
Intangibles	3,000
Right-of-use assets	1,466
Accounts payable and accrued liabilities	(22,260)
Long-term debt	(60,387)
Lease obligations	(1,466)
Deferred tax liabilities	(964)
Gain on acquisition	(25,761)
Total	$89,314

The Corporation recognized a gain on acquisition of $26 million (2022 – nil) in the statements of net earnings (loss) that was primarily attributable to movements in the fair value of common share consideration between the date of transaction announcement and date of closing.

The acquired CWC business contributed revenue of $20 million and net earnings of $3 million for the period of November 8, 2023 to December 31, 2023. Had the acquisition occurred on January 1, 2023, it is estimated that the consolidated pro-forma revenue and net earnings for the year ended December 31, 2023 would have been $182 million and $18 million, respectively.

Since the date of acquisition, depreciation of the acquired property, plant and equipment was recognized in the statements of net earnings (loss) in accordance with Precision’s existing depreciation policies for similar equipment types.

The Corporation accounted for the acquisition as a business combination and used the acquisition method to record the net assets and liabilities assumed at fair value. Precision engaged an independent third-party valuator to estimate the acquisition-date fair value over a portion of the Rig Equipment included in property, plant and equipment. The Corporation used the appraisals available for comparable assets in estimating the remaining acquisition-date fair value of Rig Equipment included in property, plant and equipment.

(b) High Arctic Energy Services Inc.

On July 27, 2022, Precision acquired the well servicing business and associated rental assets of High Arctic Energy Services Inc. for consideration of $38 million. On the date of acquisition, Precision made a $10 million cash payment with the remaining balance of $28 million, included in accounts payable and accrued liabilities at December 31, 2022, and subsequently paid in the first quarter of 2023.

Included in the Completion and Production Services operating segment, the acquisition increased the size and scale of Precision’s operations within the Canadian well servicing industry, adding well-service rigs to its fleet along with related rental assets, ancillary support equipment, inventories, spares and operating facilities in key operating basins.

The acquisition was accounted for as a business combination, using the acquisition method, whereby the Acquired Assets and Assumed Liabilities (Acquired Net Assets) were recorded at their estimated fair values at the date of acquisition. Precision relied on a third-party appraisal when determining the fair value of the Acquired Net Assets.

Precision incurred $1 million of various transaction costs related to the business combination, which were recognized as an expense in the statements of net earnings (loss). These costs were primarily related to advisory, legal, consulting and other transaction costs.

58 Notes to Consolidated Financial Statements

The following table summarizes the allocation of the purchase price:

(Stated in thousands of Canadian dollars)
Cash	$10,200
Accounts payable and accrued liabilities	27,300
Fair value of consideration transferred	$37,500

Acquired Assets
Rig equipment	$32,796
Vehicles	900
Buildings	1,457
Land	2,347
Right-of-use assets	6,990
Assumed Liabilities
Lease obligations	(6,990)
Fair value of Acquired Net Assets	$37,500

Since the date of acquisition, depreciation of the acquired property, plant and equipment was recognized in the statements of net earnings (loss) in accordance with Precision’s existing depreciation policies for similar equipment types.

NOTE 5. REVENUE

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 6). Revenue has been disaggregated by primary geographical market and type of service provided.

Year ended December 31, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$848,262	$13,683	$—	$(30)	$861,915
Canada	709,703	227,033	—	(7,097)	929,639
International	146,300	—	—	—	146,300
	$1,704,265	$240,716	$—	$(7,127)	$1,937,854

Day rate/hourly services	$1,661,762	$240,716	$—	$(537)	$1,901,941
Shortfall payments/idle but contracted	24,602	—	—	—	24,602
Turnkey drilling services	8,988	—	—	—	8,988
Other	8,913	—	—	(6,590)	2,323
	$1,704,265	$240,716	$—	$(7,127)	$1,937,854

Year ended December 31, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$727,544	$18,129	$—	$(43)	$745,630
Canada	562,586	169,042	—	(6,068)	725,560
International	146,004	—	—	—	146,004
	$1,436,134	$187,171	$—	$(6,111)	$1,617,194

Day rate/hourly services	$1,394,394	$187,171	$—	$(748)	$1,580,817
Shortfall payments/idle but contracted	2,153	—	—	—	2,153
Turnkey drilling services	31,723	—	—	—	31,723
Other	7,864	—	—	(5,363)	2,501
	$1,436,134	$187,171	$—	$(6,111)	$1,617,194

NOTE 6. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental, and camp and catering services.

Precision Drilling Corporation 2023 Annual Report 59

Year ended December 31, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,704,265	$240,716	$—	$(7,127)	$1,937,854
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals and depreciation and amortization	630,761	51,224	(70,867)	—	611,118
Depreciation and amortization	269,133	14,654	13,770	—	297,557
Gain on asset disposals	(23,378)	(973)	(118)	—	(24,469)
Loss on asset decommissioning	9,592	—	—	—	9,592
Total assets	2,565,495	271,724	181,816	—	3,019,035
Capital expenditures	213,660	9,984	3,105	—	226,749

Year ended December 31, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,436,134	$187,171	$—	$(6,111)	$1,617,194
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals and depreciation and amortization	397,753	38,147	(124,295)	—	311,605
Depreciation and amortization	255,286	14,381	9,368	—	279,035
Gain on asset disposals	(25,495)	(3,233)	(1,198)	—	(29,926)
Total assets	2,574,867	179,226	122,030	—	2,876,123
Capital expenditures	177,844	5,325	1,081	—	184,250

	2023	2022
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals and depreciation and amortization	$611,118	$311,605
Deduct:
Depreciation and amortization	297,557	279,035
Gain on asset disposals	(24,469)	(29,926)
Loss on asset decommissioning	9,592	—
Foreign exchange	(1,667)	1,278
Finance charges	83,414	87,813
Loss (gain) on investments and other assets	6,810	(12,452)
Gain on acquisition	(25,761)	—
Gain on repurchase of unsecured senior notes	(137)	—
Income taxes	(23,465)	20,150
Net earnings (loss)	$289,244	$(34,293)

The Corporation’s operations are carried on in the following geographic locations:

Year ended December 31, 2023	United States	Canada	International	Total
Revenue	$861,915	$929,639	$146,300	$1,937,854
Total assets	1,226,256	1,246,069	546,710	3,019,035

Year ended December 31, 2022	United States	Canada	International	Total
Revenue	$745,630	$725,560	$146,004	$1,617,194
Total assets	1,376,413	1,056,093	443,617	2,876,123

60 Notes to Consolidated Financial Statements

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	2023	2022
Cost	$6,918,765	$6,906,771
Accumulated depreciation	(4,580,677)	(4,603,433)
	$2,338,088	$2,303,338
Rig equipment	2,094,510	2,083,446
Rental equipment	16,066	15,977
Other equipment	9,236	11,465
Vehicles	2,333	3,380
Buildings	45,827	38,949
Assets under construction	126,872	117,535
Land	43,244	32,586
	$2,338,088	$2,303,338

Cost

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2021	$5,968,316	$103,181	$178,717	$34,680	$119,519	$67,884	$31,424	$6,503,721
Additions	63,058	587	517	—	141	122,271	—	186,574
Acquisitions	32,796	—	—	900	1,457	—	2,347	37,500
Disposals	(71,912)	(7,538)	(8,358)	(873)	(9,461)	2	(2,187)	(100,327)
Reclassifications	74,148	—	188	—	—	(74,336)	—	—
Foreign exchange	268,056	224	4,345	1,295	2,667	1,714	1,002	279,303
Balance, December 31, 2022	6,334,462	96,454	175,409	36,002	114,323	117,535	32,586	6,906,771
Additions	24,158	102	151	—	612	199,937	—	224,960
Acquisitions	118,965	—	1,500	500	8,960	—	11,040	140,965
Disposals	(127,979)	—	(9,681)	(3,058)	(214)	(39)	(10)	(140,981)
Reclassifications	172,300	—	6,038	—	2,038	(180,376)	—	—
Asset decommissioning	(78,367)	—	—	—	—	—	—	(78,367)
Foreign exchange	(119,329)	(75)	(2,988)	(748)	(886)	(10,185)	(372)	(134,583)
Balance, December 31, 2023	$6,324,210	$96,481	$170,429	$32,696	$124,833	$126,872	$43,244	$6,918,765

Accumulated Depreciation

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2021	$3,894,131	$82,584	$161,629	$31,476	$75,510	$—	$—	$4,245,330
Depreciation expense	250,885	5,196	6,894	875	4,252	—	—	268,102
Disposals	(66,452)	(7,522)	(8,357)	(873)	(5,793)	—	—	(88,997)
Foreign exchange	172,452	219	3,778	1,144	1,405	—	—	178,998
Balance, December 31, 2022	4,251,016	80,477	163,944	32,622	75,374	—	—	4,603,433
Depreciation expense	268,532	12	9,070	924	4,237	—	—	282,775
Disposals	(122,823)	—	(9,681)	(2,788)	(133)	—	—	(135,425)
Asset decommissioning	(68,775)	—	—	—	—	—	—	(68,775)
Foreign exchange	(98,250)	(74)	(2,140)	(395)	(472)	—	—	(101,331)
Balance, December 31, 2023	$4,229,700	$80,415	$161,193	$30,363	$79,006	$—	$—	$4,580,677

(a) Impairment

Precision reviews the carrying value of its long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2023, Precision reviewed each of its cash-generating units and did not identify indications of impairment and, therefore, did not test its CGUs for impairment.

(b) Asset Additions

In 2023, Precision purchased $225 million (2022 – $184 million) of property, plant and equipment and completed nil (2022 – $2 million) non-cash equipment swaps resulting in total asset additions of $225 million (2022 – $187 million).

(c) Asset Disposals

Through the completion of normal course business operations, the Corporation sold used assets incurring gains or losses on disposal resulting in a net gain on asset disposal of $24 million (2022 – $30 million).

Precision Drilling Corporation 2023 Annual Report 61

(d) Asset Decommissioning

In 2023, the Corporation incurred a $10 million (2022 – nil) loss on asset decommissioning relating to certain drilling and ancillary equipment, contained within the Contract Drilling Services segment, that no longer met the Corporation's High Performance technology standards.

NOTE 8. INTANGIBLES

	2023	2022
Cost	$59,952	$55,111
Accumulated amortization	(42,642)	(35,536)
	$17,310	$19,575

Loan commitment fees related to Senior Credit Facility	$843	$1,408
Software	16,467	18,167
	$17,310	$19,575

Cost

	Loan Commitment Fees	Software	Brand Names	Total
Balance, December 31, 2021	$17,081	$38,027	$—	$55,108
Additions	—	—	—	—
Foreign exchange	—	3	—	3
Balance, December 31, 2022	17,081	38,030	—	55,111
Additions	—	1,789	—	1,789
Acquisition	—	—	3,000	3,000
Foreign exchange	—	52	—	52
Balance, December 31, 2023	$17,081	$39,871	$3,000	$59,952

Accumulated Amortization

	Loan Commitment Fees	Software	Brand Names	Total
Balance, December 31, 2021	$15,014	$16,179	$—	$31,193
Amortization expense	659	3,668	—	4,327
Foreign exchange	—	16	—	16
Balance, December 31, 2022	15,673	19,863	—	35,536
Amortization expense	565	3,465	3,000	7,030
Foreign exchange	—	76	—	76
Balance, December 31, 2023	$16,238	$23,404	$3,000	$42,642

NOTE 9. LONG-TERM DEBT

		2023		2022	2023	2022
		U.S. Denominated Facilities			Canadian Facilities and Translated U.S. Facilities
Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US	$—	US	$—	$1,915	$1,333
U.S. Real Estate Credit Facility		704		704	933	954
	US	$704	US	$704	$2,848	$2,287

Long-Term Debt
Senior Credit Facility	US	$—	US	$44,000	$—	$59,620
Canadian Real Estate Credit Facility		—		—	24,018	16,334
U.S. Real Estate Credit Facility		7,685		8,389	10,181	11,368
Unsecured Senior Notes:
7.125% senior notes due 2026		273,330		347,765	362,096	471,225
6.875% senior notes due 2029		400,000		400,000	529,904	542,004
	US	$681,015	US	$800,154	926,199	1,100,551
Less net unamortized debt issue costs					(11,369)	(14,581)
					$914,830	$1,085,970

62 Notes to Consolidated Financial Statements

	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	CWC Syndicated Loan	Debt Issue Costs and Original Issue Discount	Total
Balance December 31, 2021	$149,206	$945,519	$19,000	$12,388	$—	$(17,096)	$1,109,017
Changes from financing cash flows:
Proceeds from Senior Credit Facility	144,889	—	—	—	—	—	144,889
Repayment of Senior Credit Facility	(248,500)	—	—	—	—	—	(248,500)
Repayment of Real Estate Credit Facility	—	—	(1,333)	(916)	—	—	(2,249)
Non-cash changes:
Amortization of debt issue costs	—	—	—	—	—	2,528	2,528
Foreign exchange	14,025	67,710	—	850	—	(13)	82,572
Balance December 31, 2022	$59,620	$1,013,229	$17,667	$12,322	$—	$(14,581)	$1,088,257
Current	—	—	1,333	954	—	—	2,287
Long-term	59,620	1,013,229	16,334	11,368	—	(14,581)	1,085,970
Balance December 31, 2022	$59,620	$1,013,229	$17,667	$12,322	$—	$(14,581)	$1,088,257
Changes from financing cash flows:
Proceeds from Senior Credit Facility	162,649	—	—	—	—	—	162,649
Acquired long-term debt	—	—	9,697	—	50,690	—	60,387
Repayment of long-term debt	—	—	—	—	(50,690)	—	(50,690)
Repayment of unsecured senior notes	—	(99,950)	—	—	—	—	(99,950)
Repayment of Senior Credit Facility	(222,216)	—	—	—	—	—	(222,216)
Repayment of Real Estate Credit Facility	—	—	(1,431)	(950)	—	—	(2,381)
Non-cash changes:
Gain on repurchase of unsecured senior notes	—	(137)	—	—	—	—	(137)
Debt issue costs	—	—	—	—	—	—	—
Amortization of debt issue costs	—	—	—	—	—	3,210	3,210
Foreign exchange	(53)	(21,142)	—	(258)	—	2	(21,451)
Balance December 31, 2023	$—	$892,000	$25,933	$11,114	$—	$(11,369)	$917,678
Current	—	—	1,915	933	—	—	2,848
Long-term	—	892,000	24,018	10,181	—	(11,369)	914,830
Balance December 31, 2023	$—	$892,000	$25,933	$11,114	$—	$(11,369)	$917,678

Precision’s current and long-term debt obligations at December 31, 2023 will mature as follows:

2024	$2,848
2025	12,096
2026	376,345
2027	582
Thereafter	537,176
$929,047

(a) Senior Credit Facilities:

The senior secured revolving credit facility (Senior Credit Facility) provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$447 million with a provision for an increase in the facility of up to an additional US$353 million. The Senior Credit Facility is secured by charges on substantially all of the present and future assets of Precision, its material U.S. and Canadian subsidiaries and, if necessary, to adhere to covenants under the Senior Credit Facility, certain subsidiaries organized in jurisdictions outside of Canada and the U.S. The Senior Credit Facility has a term of four years, with an annual option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed five years from the date of the extension request.

The Senior Credit Facility requires Precision comply with certain restrictive and financial covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (as defined in the debt agreement) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness. It also requires the Corporation to maintain a ratio of consolidated Covenant EBITDA to consolidated interest expense for the most recent four consecutive quarters, of greater than 2.5:1, subject to the amendments noted below.

Precision Drilling Corporation 2023 Annual Report 63

Distributions under the Senior Credit Facility are subject to a pro-forma senior net leverage covenant of less than or equal to 1.75:1. The Senior Credit Facility also limits the redemption and repurchase of junior debt subject to a pro-forma senior net leverage covenant test of less than or equal to 1.75:1.

During 2023, Precision agreed with the lenders to remove certain non-extending lenders from the facility, thereby reducing the total commitment from US$500 million to US$447 million.

Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars. At December 31, 2023, US$nil was drawn under this facility (2022 – US$44 million) as all amounts borrowed under this facility were fully repaid during 2023. Up to US$200 million of the Senior Credit Facility is available for letters of credit denominated in U.S and/or Canadian dollars and other currencies acceptable to the fronting lender. As at December 31, 2023 outstanding letters of credit amounted to US$56 million (2022 – US$56 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the Canadian Dollar Offered Rate (CDOR); such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

(b) Real Estate Credit Facilities

In November 2020, Precision established a Real Estate Term Credit Facility. The facility matures in November 2025 and is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

In March 2021, Precision established a Canadian Real Estate Credit Facility. The facility matures in March 2026 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

In November 2023, Precision assumed a $10 million Canadian Real Estate Facility from the acquisition of CWC Energy Services. The facility matures in June 2028 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due monthly, based on a 22-year amortization period with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CORRA rate plus margin. In connection with this Canadian Real Estate Facility, Precision acquired an interest rate swap agreement to exchange the floating rate interest payments for fixed rate interest payments, which fixes the Bankers Acceptance-Canadian Overnight Repo Rate Average components of its interest payment in the outstanding Canadian Real Estate Credit Facility. Under the interest rate swap agreement, Precision pays a fixed rate of 4.7%. The fair value of the interest rate swap arrangement is the difference between the forward interest rates and the discounted contract rate and are classified as Level II on the fair value hierarchy. As at December 31, 2023, the mark-to-market value of the interest rate swap was not material and was included within accounts receivable in the consolidated statements of financial position.

The Real Estate Credit Facilities contain certain affirmative and negative covenants and events of default, customary for these types of transactions. Under the terms of these facilities, Precision must maintain financial covenants in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters. For the Canadian Real Estate Credit Facility, in the event the Senior Credit Facility expires, is cancelled or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility. For the U.S. Real Estate Credit Facility, in the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

(c) Unsecured Senior Notes:

Precision has the following unsecured senior notes outstanding:

7.125% US$ senior notes due 2026

These unsecured senior notes bear interest at a fixed rate of 7.125% per annum and mature on January 15, 2026. Interest is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2018.

Any time on or after November 15, 2023, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

6.875% US$ senior notes due 2029

These unsecured senior notes bear interest at a fixed rate of 6.875% per annum and mature on January 15, 2029. Interest is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2022. These unsecured senior notes were issued at a price equal to 99.253% of the face value, resulting in a US$3 million original issue discount. The original issue discount will be amortized over the life of the notes using the effective interest rate method.

Prior to June 15, 2024, Precision may redeem up to 35% of the 6.875% unsecured senior notes due in 2029 with the net proceeds of certain equity offerings at a redemption price equal to 106.875% of the principal amount plus accrued interest. Prior to January 15, 2025, Precision may redeem these notes in whole or in part at 100% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the

64 Notes to Consolidated Financial Statements

present value of the January 15, 2025 redemption price plus required interest payments through January 15, 2025 (calculated using the U.S. Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after January 15, 2025 and before January 15, 2027, at redemption prices ranging between 103.438% and 101.719% of their principal amount plus accrued interest. Any time on or after January 15, 2027, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

The unsecured senior notes require Precision to comply with certain restrictive and financial covenants including an incurrence based test of Consolidated Interest Coverage Ratio, as defined in the senior note agreements, of greater than or equal to 2.0:1 for the most recent four consecutive fiscal quarters. In the event the Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict Precision’s ability to incur additional indebtedness.

The unsecured senior notes also contain a restricted payments covenant that limits Precision’s ability to make payments in the nature of dividends, distributions and for repurchases from shareholders. These restricted payments baskets grow by, among other things, 50% of cumulative consolidated net earnings, and decrease by 100% of cumulative consolidated net losses as defined in the note agreements, and cumulative payments made to shareholders. At December 31, 2023, the governing net restricted payments basket was negative $91 million (2022 – negative $363 million), therefore limiting us from making any further dividend payments or share repurchases until the governing restricted payments basket once again becomes positive. During 2023, pursuant to the indentures governing the unsecured senior notes, Precision used the available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.

Precision’s unsecured senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility (Guarantor Subsidiaries). These Guarantor Subsidiaries are directly or indirectly 100% owned by the parent company. Separate financial statements for each of the Guarantor Subsidiaries have not been provided; instead, the Corporation has included in Note 25 summarized financial information and expanded qualitative non-financial disclosures based on Rule 3-10 of the U.S. Securities and Exchange Commission’s Regulation S-X.

(d) Covenants:

At December 31, 2023, Precision was in compliance with the covenants of the Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes.

	Covenant	At December 31, 2023
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	≤ 2.50	0.07
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	6.92

Real Estate Credit Facility
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	6.92

Unsecured Senior Notes
Consolidated interest coverage ratio	≥ 2.00	7.50

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 10. FINANCE CHARGES

	2023	2022
Interest:
Long-term debt	$76,591	$81,060
Lease obligations	3,784	2,934
Other	685	968
Income	(1,392)	(323)
Amortization of debt issue costs	3,746	3,174
Finance charges	$83,414	$87,813

Precision Drilling Corporation 2023 Annual Report 65

NOTE 11. LEASES

(a) As a lessee

Precision recognizes right-of-use assets primarily from its leases of real estate and vehicles and equipment.

	Real Estate	Vehicles and Equipment	Total
Balance, December 31, 2021	$40,463	$10,977	$51,440
Additions	1,662	5,410	7,072
Acquired	6,990	—	6,990
Depreciation	(3,730)	(3,535)	(7,265)
Lease remeasurements	(372)	189	(183)
Effect of foreign currency exchange differences	1,483	495	1,978
Balance, December 31, 2022	$46,496	$13,536	$60,032
Additions	1,217	15,811	17,028
Acquired	574	892	1,466
Derecognition	(5,947)	(685)	(6,632)
Depreciation	(3,559)	(4,741)	(8,300)
Lease remeasurements	(789)	1,314	525
Effect of foreign currency exchange differences	(480)	(201)	(681)
Balance, December 31, 2023	$37,512	$25,926	$63,438

Precision’s real estate lease contracts often contain renewal options which may impact the determination of the lease term for purposes of calculating the lease obligation. If it is reasonably certain that a renewal option will be exercised, the renewal period is included in the lease term. When entering a lease, Precision assesses whether it is reasonably certain renewal options will be exercised. Reasonable certainty is established if all relevant facts and circumstances indicate an economic incentive to exercise the renewal option. For the majority of its real estate leases, Precision is reasonably certain it will exercise its renewal option. Accordingly, the renewal period has been included in the lease term used to calculate the lease obligation.

For the period ended December 31, 2023, Precision had interest and payments of $13 million (2022 – $10 million) in relation to its lease obligations.

The Corporation has commitments under various lease agreements, primarily for real estate and vehicles and equipment. Terms of Precision’s real estate leases run for a period of one to 10 years while vehicle and equipment leases are typically for terms of between three and four years. Expected non-cancellable undiscounted operating lease payments are as follows:

	2023	2022
Less than one year	$17,540	$10,985
One to five years	42,460	28,977
More than five years	10,748	8,628
	$70,748	$48,590

(b) As a lessor

Precision leases its rig equipment under long-term drilling contracts with terms ranging from one to five years. At December 31, 2023, the net book value of the underlying rig equipment subject to long-term drilling contracts was $554 million (2022 – $774 million).

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received subsequent to December 31, 2023: .

	Operating Leases	Finance Leases
Less than one year	$430,702	$764
One to five years	540,906	3,176
More than five years	57,061	3,473
Total undiscounted lease receipts	$1,028,669	$7,413
Unearned finance income on lease receipts		(1,639)
Net investment in the lease		$5,774

NOTE 12. SHARE-BASED COMPENSATION PLANS

Precision’s omnibus equity incentive plan (Omnibus Plan) allows the Corporation to settle short-term incentive awards (annual bonus) and long-term incentive awards (share options, performance share units and restricted share units) issued on or after February 8, 2017 in voting shares of Precision (either issued from treasury or purchased in the open market), cash, or a combination of both. Precision intends to settle all short-term incentive, restricted share unit and performance share unit awards issued under the Omnibus Plan in cash and to settle options in voting shares.

66 Notes to Consolidated Financial Statements

Liability Classified Plans

	Restricted Share Units	Performance Share Units	Executive Performance Share Units	Non- Management Directors’ DSUs	Total
Balance, December 31, 2021	$18,050	$21,524	$16,507	$4,674	$60,755
Expensed during the year	34,555	87,297	4,172	7,623	133,647
Settlement in shares	—	—	(14,083)	—	(14,083)
Reclassification from equity-settled plans	—	—	(406)	—	(406)
Payments	(14,372)	(7,960)	(6,190)	—	(28,522)
Foreign exchange	(43)	(3)	—	—	(46)
Balance, December 31, 2022	38,190	100,858	—	12,297	151,345
Expensed during the year	6,594	28,256	—	(2,787)	32,063
Settlement in shares	(2,101)	(17,104)	—	(758)	(19,963)
Payments	(26,524)	(47,971)	—	(385)	(74,880)
Foreign exchange	(45)	3	—	—	(42)
Balance, December 31, 2023	$16,114	$64,042	$—	$8,367	$88,523
Current	12,484	50,917	—	—	63,401
Long-term	3,630	13,125	—	8,367	25,122
Balance, December 31, 2023	$16,114	$64,042	$—	$8,367	$88,523

(a) Restricted Share Units and Performance Share Units

Precision has various cash-settled share-based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (RSU) incentive plan, shares granted to eligible employees vest annually over a three-year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares at the vesting date. Under the Performance Share Unit (PSU) incentive plan, shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period, repayment of debt and leverage ratio.

A summary of the RSUs and PSUs outstanding under these share-based incentive plans is presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2021	598,156	983,734
Granted	180,710	311,579
Redeemed	(266,876)	(143,659)
Forfeited	(16,822)	(14,983)
December 31, 2022	495,168	1,136,671
Granted	66,032	121,690
Redeemed	(266,744)	(438,612)
Forfeited	(18,362)	(25,006)
December 31, 2023	276,094	794,743

Subsequent to December 31, 2023, Precision elected to settle certain vesting RSUs and PSUs through the issuance of 265,143 common shares.

(b) Non-Management Directors

Precision has a deferred share unit (DSU) plan for non-management directors whereby fully vested DSUs are granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in DSUs. These DSUs are redeemable in cash or for an equal number of common shares upon the director’s retirement. The redemption of DSUs in cash or common shares is solely at Precision’s discretion. Non-management directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the DSUs will be redeemed on a single date six months after retirement. The cash settlement amount is based on the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout.

Precision Drilling Corporation 2023 Annual Report 67

A summary of the DSUs outstanding under this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance December 31, 2021	104,591
Granted	14,183
Balance December 31, 2022	118,774
Granted	16,336
Redeemed	(18,830)
Balance December 31, 2023	116,280

During 2023, 18,830 DSUs were redeemed upon the retirement of a non-management director. Precision elected to settle the redemption of DSUs through a combination of cash and common shares.

Equity Settled Plans

(c) Executive Restricted Share Units Plan

Precision grants Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

Executive Restricted Share Units	Outstanding	Weighted Average Fair Value
December 31, 2022	-	$-
Granted	46,740	96.90
December 31, 2023	46,740	96.90

Included in net earnings (loss) for the year ended December 31, 2023 was an expense of $3 million (2022 – nil).

(d) Option Plan

Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars, and vest over a period of three years from the date of grant, as employees render continuous service to the Corporation, and have a term of seven years.

A summary of the status of the equity incentive plan is presented below:

Canadian Share Options	Options Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Options Exercisable
December 31, 2021	115,605	87.00 – 146.40	$123.35	115,605
Exercised	(26,705)	87.00 – 89.20	88.62
Forfeited	(65,845)	89.20 – 286.20	141.05
December 31, 2022 and December 31, 2023	23,055	87.00 – 145.97	$113.01	23,055

U.S. Share Options	Options Outstanding	Range of Exercise Prices (US$)	Weighted Average Exercise Price (US$)	Options Exercisable
December 31, 2021	267,843	51.20 – 115.80	$80.43	257,854
Exercised	(93,890)	51.20 – 68.80	61.64
Forfeited	(32,205)	115.80 – 115.80	115.80
December 31, 2022	141,748	51.20 – 111.47	84.84	141,748
Forfeited	(13,350)	64.20 – 100.40	75.66
December 31, 2023	128,398	51.20 – 111.47	$85.80	128,398

Canadian Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 87.00	12,885	$87.00	1.15	12,885	$87.00
145.97	10,170	145.97	0.13	10,170	145.97
$ 87.00 – 145.97	23,055	$113.01	0.70	23,055	$113.01

68 Notes to Consolidated Financial Statements

U.S. Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US$)
$ 51.20 - 79.80	74,118	$66.99	1.27	74,118	$66.99
111.47	54,280	111.47	0.13	54,280	111.47
$ 51.20 – 111.47	128,398	$85.80	0.79	128,398	$85.80

No options were granted during 2022 and 2023.

(e) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan, fully vested deferred share units were granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement.

As at December 31, 2023, there were 1,470 (2022 – 1,470) deferred share units outstanding.

NOTE 13. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.

A reconciliation of the difference for the years ended December 31, is as follows:

	2023	2022
Earnings (loss) before income taxes	$265,779	$(14,143)
Federal and provincial statutory rates	24%	24%
Tax at statutory rates	$63,787	$(3,394)
Adjusted for the effect of:
Non-deductible expenses	2,426	1,146
Non-taxable capital gains	(2,551)	(379)
Gain on acquisition	(6,222)	—
Impact of foreign tax rates	(2,450)	(2,559)
Withholding taxes	337	1,026
Taxes related to prior years	(4,945)	1,718
Tax assets not recognized	8,629	22,592
Deferred tax assets recognized	(82,476)
Income tax expense (recovery)	$(23,465)	$20,150

The net deferred tax liability is comprised of the tax effect of the following temporary differences:

	2023	2022
Deferred tax liability:
Property, plant and equipment and intangibles	$358,170	$364,278
Debt issue costs	928	1,303
Partnership deferrals	—	21,768
Other	6,741	6,284
	365,839	393,633
Offsetting of assets and liabilities	(292,324)	(364,687)
	$73,515	$28,946

Deferred tax assets:
Losses (expire from time to time up to 2042)	$332,192	$318,967
Long-term incentive plan	21,770	36,542
Other	12,024	9,633
	365,986	365,142
Offsetting of assets and liabilities	(292,324)	(364,687)
	$73,662	$455
Net deferred tax liability	$(147)	$28,491

The Corporation has loss carry forwards in the U.S. and certain international locations and capital loss carry forwards in Canada and other deductible temporary differences in certain international locations for which it is unlikely that sufficient future taxable income will be available. Accordingly, the Corporation has not recognized a deferred tax asset for the following items:

Precision Drilling Corporation 2023 Annual Report 69

	2023	2022
Tax losses (Capital)	$17,247	$29,255
Tax losses (Income)	23,446	134,588
Deductible temporary differences	5,246	5,224
Total	$45,939	$169,067

The movement in temporary differences is as follows:

	Property, Plant and Equipment and Intangibles	Partnership Deferrals	Other Deferred Tax Liabilities	Losses	Debt Issue Costs	Long-Term Incentive Plan	Other Deferred Tax Assets	Net Deferred Tax Liability
Balance, December 31, 2021	$359,383	$11,082	$6,221	$(340,406)	$1,457	$(14,264)	$(12,121)	$11,352
Recognized in net earnings (loss)	(10,047)	10,686	51	33,827	(154)	(21,583)	3,008	15,788
Foreign exchange	14,942	—	12	(12,388)	—	(695)	(520)	1,351
Balance, December 31, 2022	$364,278	$21,768	$6,284	$(318,967)	$1,303	$(36,542)	$(9,633)	$28,491
Recognized in net earnings (loss)	(11,063)	(21,768)	(231)	(6,792)	(375)	14,583	(2,313)	(27,959)
Acquisition	9,865	—	694	(9,358)	—	—	(237)	964
Foreign exchange	(4,910)	—	(6)	2,925	—	189	159	(1,643)
Balance, December 31, 2023	$358,170	$—	$6,741	$(332,192)	$928	$(21,770)	$(12,024)	$(147)

In December 2021, the Organization for Economic Co-operation and Development issued model rules for a new global minimum tax framework (Pillar Two). Under Pillar Two legislation, Precision is liable to pay a top-up tax for differences between its Global Anti-Base Erosion effective tax rate and the 15% minimum tax rate. In May 2023, the IASB issued amendments to IAS 12, Income Taxes to address Pillar Two, which provided clarity on the impacts and additional disclosure requirements once legislation is substantively enacted. For jurisdictions where Precision operates that have substantially enacted the Pillar Two legislation, there is no material impact to the Company. Precision also operates in jurisdictions where it is expected that Pillar Two legislation will be enacted in the future. For these jurisdictions, Precision has assessed its exposure to the Pillar Two legislation and foresees no material impact to the Company.

NOTE 14. BANK INDEBTEDNESS

At December 31, 2023, Precision had available $40 million (2022 – $40 million) and US$15 million (2022 – US$15 million) under secured operating facilities, and a secured US$40 million (2022 – US$40 million) facility for the issuance of letters of credit and performance and bid bonds to support international operations. In 2022, Precision increased the capacity of our secured demand letter of credit facility from US$30 million to US$40 million to allow for the issuance of additional letters of credit after securing certain international drilling contracts. As at December 31, 2023 and 2022, no amounts had been drawn on any of the facilities. Availability of the $40 million and US$40 million facilities was reduced by outstanding letters of credit in the amount of $20 million (2022 – $28 million) and US$28 million (2022 – US$31 million), respectively. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $40 million facility are available at the bank’s prime lending rate, U.S. base rate, U.S. LIBOR rate plus applicable margin, or applicable margin for Banker’s Acceptances, or in combination, and under the US$15 million facility at the bank’s prime lending rate.

NOTE 15. PROVISIONS AND OTHER

Workers’ Compensation
Balance December 31, 2021	$8,718
Expensed during the year	7,615
Payment of deductibles and uninsured claims	(5,229)
Foreign exchange	643
Balance December 31, 2022	11,747
Expensed during the year	5,261
Payment of deductibles and uninsured claims	(6,124)
Foreign exchange	(248)
Balance December 31, 2023	$10,636

	2023	2022
Current	$3,496	$4,209
Long-term	7,140	7,538
	$10,636	$11,747

70 Notes to Consolidated Financial Statements

NOTE 16. SHAREHOLDERS’ CAPITAL

(a) Authorized	–	unlimited number of voting common shares
	–	unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares

(b) Issued

Common shares	Number	Amount
Balance, December 31, 2021	13,304,425	$2,281,444
Share repurchase	(130,395)	(10,010)
Settlement of Executive PSUs	263,900	14,083
Share options exercised	120,595	14,016
Balance, December 31, 2022	13,558,525	$2,299,533
Settlement of PSUs and RSUs	230,336	19,206
Issue of shares on business acquisition (Note 4)	947,807	$75,588
Share repurchases	(412,623)	(29,955)
Redemption of non-management directors share units	12,494	757
Balance, December 31, 2023	14,336,539	$2,365,129

(c) Normal Course Issuer Bid

In 2023, the Toronto Stock Exchange (TSX) approved Precision’s application to renew its Normal Course Issuer Bid (NCIB). Under the terms of the NCIB, Precision may purchase and cancel up to a maximum of 1,326,321 common shares, representing 10% of the public float of common shares as of September 5, 2023. Purchases under the NCIB were made through the facilities of the TSX, the New York Stock Exchange and various other designated exchanges in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition. The NCIB will terminate no later than September 18, 2024.

For the year ended December 31, 2023, Precision repurchased and cancelled a total of 412,623 (2022 – 130,395) common shares for $30 million (2022 – $10 million). Subsequent to December 31, 2023, Precision repurchased and cancelled 123,100 common shares for $10 million.

NOTE 17. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted loss per share:

	2023	2022
Net earnings (loss) – basic	$289,244	$(34,293)
Effect of share options and other equity compensation plans	9,235	—
Net earnings (loss) – diluted	$298,479	$(34,293)

(Stated in thousands)	2023	2022
Weighted average shares outstanding – basic	13,754	13,546
Effect of share options and other equity compensation plans	1,533	—
Weighted average shares outstanding – diluted	15,287	13,546

NOTE 18. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains (Losses)	Foreign Exchange Gain (Loss) on Net Investment Hedge	Tax Benefit Related to Net Investment Hedge of Long-Term Debt	Accumulated Other Comprehensive Income
December 31, 2021	$472,401	$(343,019)	$5,398	$134,780
Other comprehensive income (loss)	106,669	(81,735)	—	24,934
December 31, 2022	579,070	(424,754)	5,398	159,714
Other comprehensive income (loss)	(33,433)	21,195	—	(12,238)
December 31, 2023	$545,637	$(403,559)	$5,398	$147,476

Precision Drilling Corporation 2023 Annual Report 71

NOTE 19. RELATED PARTY TRANSACTIONS

Compensation of Key Management Personnel

The remuneration of key management personnel is as follows:

	2023	2022
Salaries and other benefits	$9,966	$6,132
Equity-settled share-based compensation	1,541	441
Cash-settled share-based compensation	17,660	60,796
	$29,167	$67,369

Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision that provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.

NOTE 20. CAPITAL COMMITMENTS

At December 31, 2023, the Corporation had commitments to purchase property, plant and equipment totaling $175 million (2022 – $184 million). Payments of $88 million for these commitments are expected to be made in 2024, $72 million in 2025 and $15 million in 2026.

NOTE 21. FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.

Precision has exposure to the following risks from its use of financial instruments:

(a) Credit Risk

Accounts receivable includes balances from customers primarily operating in the oil and natural gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis, and by monitoring the amount and age of balances outstanding. In some instances, the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear, the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. For the years ended December 31, 2023 and 2022, Precision did not have any customers with revenue from transactions exceeding 10% of consolidated revenue. In addition, Precision’s most significant customer accounted for $24 million of the trade receivables balance at December 31, 2023 (2022 – $24 million).

The movement in the expected credit loss allowance during the year was as follows:

	2023	2022
Balance, January 1,	$1,732	$585
Impairment loss recognized	437	1,167
Amounts written-off as uncollectible	(1,784)	(23)
Impairment loss reversed	(53)	(31)
Effect of movement in exchange rates	6	34
Balance, December 31,	$338	$1,732

The ageing of trade receivables at December 31 was as follows:

	2023		2022
	Gross	Provision for Impairment	Gross	Provision for Impairment
Not past due	$214,897	$1	$224,872	$2
Past due 0 – 30 days	70,398	3	54,578	16
Past due 31 – 120 days	17,465	273	18,845	1,400
Past due more than 120 days	2,719	61	766	314
	$305,479	$338	$299,061	$1,732

72 Notes to Consolidated Financial Statements

(b) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Precision has exposure to interest rate fluctuations on amounts drawn on its Senior Credit Facility and certain Real Estate Credit Facilities, as they are subject to floating rates of interest.

At December 31, 2023, Precision had drawn US$nil on its Senior Credit Facility (2022 – US$44 million) and $27 million (2022 – $30 million) on its Real Estate Credit Facilities subject to variable interest rates. As at December 31, 2023, a 1% change to the interest rate would have less than a $1 million impact on net earnings (loss) (2022 – $1 million). The interest rate on Precision’s unsecured senior notes is fixed and is not subject to interest rate risk.

(c) Foreign Currency Risk

The Corporation is primarily exposed to foreign currency fluctuations in relation to the working capital of its foreign operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.

The following financial instruments were denominated in U.S. dollars:

		2023				2022
		Canadian Operations		Foreign Operations		Canadian Operations		Foreign Operations
Cash	US	$9,539	US	$16,459	US	$264	US	$13,421
Accounts receivable		17		148,885		215		175,543
Accounts payable and accrued liabilities		(26,706)		(120,416)		(28,041)		(101,531)
Long-term liabilities, excluding long-term incentive plans (1)		—		(13,708)		—		(14,542)
Net foreign currency exposure	US	$(17,150)	US	$31,220	US	$(27,562)	US	$72,891
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings (loss)		$(172)		$—		$(276)		$—
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive loss		$—		$312		$—		$729

(1) Excludes U.S. dollar long-term debt that has been designated as a hedge of the Corporation’s net investment in certain self-sustaining foreign operations.

(d) Liquidity Risk

Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation’s financial liabilities and other contractual commitments as at December 31, 2023:

	2024	2025	2026	2027	2028	Thereafter	Total
Accounts payable and accrued liabilities	$342,382	$—	$—	$—	$—	$—	$342,382
Share-based compensation	67,117	23,523	11,133	—	—	—	101,773
Long-term debt	2,848	12,096	376,345	582	7,272	529,904	929,047
Interest on long-term debt (1)	65,030	64,950	38,305	36,885	36,658	1,518	243,346
Commitments	105,803	87,116	27,267	8,651	5,800	10,748	245,385
Total	$583,180	$187,685	$453,050	$46,118	$49,730	$542,170	$1,861,933

(1) Excludes amortization of long-term debt issue costs.

Fair Values

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. Amounts drawn on the Senior Credit Facility and Real Estate Credit Facilities, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at December 31, 2023 was approximately $867 million (2022 – $965 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statements of financial position are categorized based on the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Precision Drilling Corporation 2023 Annual Report 73

The estimated fair value of Unsecured Senior Notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 22. CAPITAL MANAGEMENT

The Corporation’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain the future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and shareholders’ equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity.

As at December 31, 2023 and 2022, these ratios were as follows:

	2023	2022
Long-term debt	$914,830	$1,085,970
Shareholders’ equity	1,575,662	1,230,529
Total capitalization	$2,490,492	$2,316,499
Long-term debt to long-term debt plus equity ratio	0.37	0.47

As at December 31, 2023, liquidity remained sufficient as Precision had $54 million (2022 – $22 million) in cash and access to the US$447 million Senior Credit Facility (2022 – US$500 million) and $115 million (2022 – $115 million) secured operating facilities. As at December 31, 2023, US$nil (2022 – US$44 million) was drawn on the Senior Credit Facility with available credit further reduced by US$56 million (2022 – US$56 million) of outstanding letters of credit. Availability of the $40 million secured operating facility and US$40 million secured facility for the issuance of letters of credit and performance and bid bonds were reduced by outstanding letters of credit of $20 million (2022 – $28 million) and US$28 million (2022 – US$31 million), respectively. No amounts were drawn on the US$15 million (2022 – nil) secured operating facility.

NOTE 23. SUPPLEMENTAL INFORMATION

Components of changes in non-cash working capital balances were as follows:

	2023	2022
Accounts receivable	$30,431	$(143,832)
Inventory	(637)	(10,482)
Accounts payable and accrued liabilities	(50,787)	121,878
	$(20,993)	$(32,436)
Pertaining to:
Operations	$(32,838)	$(45,890)
Investments	11,845	13,454

The components of accounts receivable were as follows:

	2023	2022
Trade	$305,141	$297,329
Accrued trade	29,363	25,446
Prepaids and other	86,923	91,150
	$421,427	$413,925

The components of accounts payable and accrued liabilities were as follows:

	2023	2022
Accounts payable	$151,348	$136,360
Accrued liabilities:
Payroll	82,257	153,932
Other	108,777	101,761
	$342,382	$392,053

74 Notes to Consolidated Financial Statements

Precision presents expenses in the consolidated statements of net earnings (loss) by function with the exception of depreciation and amortization and gain on asset disposals, which are presented by nature. Operating expense and general and administrative expense would include $269 million (2022 – $241 million) and $14 million (2022 – $8 million), respectively, of depreciation and amortization and gain on asset disposals, if the statements of net earnings (loss) were presented purely by function. The following table presents operating and general and administrative expenses by nature:

	2023	2022
Wages, salaries and benefits	$846,216	$735,566
Purchased materials, supplies and services	445,927	436,356
Share-based compensation	34,593	133,667
	$1,326,736	$1,305,589
Allocated to:
Operating expense	$1,204,548	$1,124,601
General and administrative	122,188	180,988
	$1,326,736	$1,305,589

NOTE 24. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation.

The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third-party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or determinable.

NOTE 25. LONG-TERM DEBT GUARANTORS

Precision Drilling Corporation (Parent) issued registered unsecured senior notes in 2017 and 2021 which are fully and unconditionally guaranteed by certain U.S. and Canadian subsidiaries (Guarantor Subsidiaries) that also guaranteed the Senior Credit Facility. These Guarantor Subsidiaries are directly or indirectly wholly owned by the Parent. The following is a description of the terms and conditions of the guarantees with respect to the unsecured senior notes for which Precision is the Parent issuer and Guarantor Subsidiaries (Obligor Group) and provides a full and unconditional guarantee.

As at December 31, 2023, Precision had $892 million principal amount of unsecured senior notes outstanding, $362 million due in 2026 and $530 million due in 2029, all of which is guaranteed by the Guarantor Subsidiaries.

The Guarantor Subsidiaries jointly and severally, fully, unconditionally, and irrevocably guarantees the payment of the principal and interest on the unsecured senior notes when they become due, whether at maturity or otherwise. The guarantee is unsecured and ranks senior with all of the Guarantor Subsidiaries’ other unsecured obligations.

The Guarantor Subsidiaries will be released and relieved of their obligations under the guarantees after the obligations to the holders are satisfied in accordance with the applicable indentures.

Summarized Financial Information

The following tables include summarized financial information for the Obligor Group on a combined basis after the elimination of (i) intercompany transactions and balances within the Obligor Group; (ii) equity in earnings from investments in the non-guarantor subsidiaries; and (iii) intercompany dividend income.

Precision Drilling Corporation 2023 Annual Report 75

Statements of Net Earnings (Loss)

	Parent and Guarantor Subsidiaries
	2023	2022
Revenue	$1,784,797	$1,474,824
Expenses	1,206,180	1,196,168
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization	578,617	278,656
Net earnings (loss)	276,931	(25,780)

Statements of Financial Position

	Parent and Guarantor Subsidiaries
	2023	2022
Assets
Current assets	$363,987	$378,740
Property, plant and equipment	2,008,758	1,959,329
Other non-current assets	138,121	97,691

	Parent and Guarantor Subsidiaries
	2023	2022
Liabilities
Current liabilities	$283,242	$365,025
Long-term debt	905,811	1,085,970
Other non-current liabilities	161,134	144,477

Excluded from the statements of net earnings (loss) and statements of financial position above are the following intercompany transactions and balances that the Obligor Group had with the non-guarantor subsidiaries:

	Parent and Guarantor Subsidiaries
	2023	2022
Assets
Accounts receivable, intercompany	$53,939	$52,649
Short-term advances to affiliates	62,519	11,753

	Parent and Guarantor Subsidiaries
	2023	2022
Liabilities
Accounts payable and accrued liabilities, intercompany	$206,340	$41,202
Long-term advances from affiliates	170,316	183,330

NOTE 26. SUBSIDIARIES

Significant Subsidiaries

		Ownership Interest
	Country of Incorporation	2023	2022
Precision Limited Partnership	Canada	100%	100%
Precision Drilling Canada Limited Partnership	Canada	100%	100%
Precision Diversified Oilfield Services Corp.	Canada	100%	100%
Precision Drilling (US) Corporation	United States	100%	100%
Precision Drilling Holdings Company	United States	100%	100%
Precision Drilling Company LP	United States	100%	100%
Precision Completion & Production Services Ltd.	United States	100%	100%
Grey Wolf Drilling Limited	Barbados	100%	100%
Grey Wolf Drilling (Barbados) Ltd.	Barbados	100%	100%

76 Notes to Consolidated Financial Statements

SUPPLEMENTAL INFORMATION

SHAREHOLDER INFORMATION

Stock Exchange Listings

Our shares are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Transfer Point

Computershare Trust Company NA Canton, Massachusetts

Account Questions

Our transfer agent can help you with shareholder related services, including:

▪
change of address
▪
lost share certificates
▪
transferring shares to another person, and
▪
estate settlement.

Computershare Trust Company of Canada

100 University Avenue, 9th Floor, North Tower Toronto

Ontario, M5J 2Y1

Canada

Telephone: 1.800.564.6253 (toll free in Canada and the U.S.)

1.514.982.7555 (international direct dialing)

Email: service@computershare.com

Online Information

To receive news releases by email, or to view this report online, please visit the Investor Relations section of our website at www.precisiondrilling.com.

You can find additional information about Precision, including our annual information form and management information circular, under our profile on the SEDAR+ website at www.sedarplus.ca and on the EDGAR website at www.sec.gov.

Published Information

Please contact us if you would like additional copies of this annual report, or copies of our 2023 annual information form as filed with the Canadian securities commissions and under Form 40-F with the U.S. Securities and Exchange Commission:

Investor Relations

Suite 800, 525 – 8th Avenue SW Calgary

Alberta, T2P 1G1

Canada

Telephone: 403.716.4500

Lead Bank

Royal Bank of Canada

Calgary, Alberta

Auditors

KPMG LLP

Calgary, Alberta

Supplemental Information 77

Precision
DRILLING

Precision Drilling Corporation